02047687

RECD S.E.C.

AUG 6 2002

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
8/6/02

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

Date: August 6, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

PROCESSED
AUG 12 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

C:\WINDOWS\TEMP\C.DATA.NOTES\7PWF01.DOC

EXPLANATORY NOTE

Attached are the unaudited condensed consolidated financial statements for Netia Holdings S.A. and its subsidiaries ("Netia") as at and for the three and six-month periods ended June 30, 2002, together with certain additional information concerning Netia. This information is being submitted to the Securities and Exchange Commission in connection with the requirements of the Senior Dollar Notes Indenture and the Senior Euro Notes Indenture, dated as of September 10, 1999 and the Indenture dated June 9, 2000, in each case, between Netia Holdings II B.V., as issuer, Netia Holdings S.A., as guarantor, and State Street Bank and Trust Company, as trustee. We have prepared the unaudited condensed consolidated financial statements in accordance with International Accounting Standards ("IAS"), which differ in certain significant respects from generally accepted accounting principles in the United States of America.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

PART I
FINANCIAL INFORMATION

Item 1. The Unaudited Condensed Consolidated Financial Statements

PRICEWATERHOUSECOOPERS

Adres do korespondencji:
PricewaterhouseCoopers Sp. z o.o.
ul. Nowogrodzka 68
02-014 Warszawa
Polska
Telefon +48 (22) 523 4000
Fax +48 (22) 523 4040
http://www.pwcglobal.com/pl

REPORT OF INDEPENDENT ACCOUNTANTS

To the Supervisory Board and Shareholders
of Netia Holdings S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Netia Holdings S.A. and its subsidiaries (the "Company") as at June 30, 2002, and the related condensed consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the three and six-month periods ended June 30, 2002 and 2001. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing and auditing standards generally accepted in the United States of America applicable to review engagements. These standards require that we plan and perform the review to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements have not been properly prepared, in all material respects, in accordance with International Accounting Standard No 34 "Interim Financial Reporting".

We draw attention to Note 2 in the accompanying condensed consolidated financial statements, which describes the conditions relevant to the ability of the Company to continue as a going concern. These conditions indicate the existence of material uncertainties, which may cast significant doubt about the Company's ability to continue as a going concern.

The convenience translations, which are disclosed as part of the accompanying condensed consolidated financial statements, have not been reviewed.

We previously audited in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as at December 31, 2001 and the related consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the year then ended, presented herein for comparative purposes. In our report dated February 18, 2002, we expressed an unqualified opinion on those consolidated financial statements. We further included an emphasis of matter paragraph regarding Management's concerns about the Company's ability to continue as a going concern. In our opinion, the information set forth in the condensed consolidated balance sheet as of December 31, 2001 and the related condensed consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the year then ended, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

International Accounting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net losses for the six-month periods ended June 30, 2002 and 2001 and the determination of consolidated shareholders' deficit as at June 30, 2002 to the extent summarized in Note 12 to the condensed consolidated financial statements.

PricewaterhouseCoopers Sp. z o.o.

PricewaterhouseCoopers Sp. z o.o.

Warsaw, Poland
August 6, 2002

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Note	June 30, 2002 (Unaudited) (PLN)	December 31, 2001 (Audited) (PLN)
ASSETS			
Current Assets			
Cash and cash equivalents		364,937	486,946
Restricted investments		55,303	47,500
Accounts receivable			
Trade, net of impairment for doubtful accounts of PLN 44,434 and PLN 36,192		93,128	91,838
Government - value added tax		9,408	15,179
Other		4,517	3,510
Inventories		1,567	1,708
Prepaid expenses		12,551	9,358
Total current assets		541,411	656,039
Investments		1,061	1,949
Fixed assets, net	4	2,386,035	2,454,309
Intangible assets			
Licenses, net		661,077	695,149
Computer software, net		121,460	82,944
Other long term assets		46,848	13,957
Total Assets		3,757,892	3,904,347

K. O. Blom
Acting President

A. Hochman
Chief Financial Officer

Warsaw, Poland
August 6, 2002

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Convenience Translation (Unaudited)	
	June 30, 2002	December 31, 2001
	(USD)	(USD)
ASSETS		
Current Assets		
Cash and cash equivalents	90,291	120,477
Restricted investments	13,683	11,752
Accounts receivable		
Trade, net of impairment for doubtful accounts of USD 10,994 and USD 8,954, respectively	23,041	22,722
Government - value added tax	2,328	3,756
Other	1,117	868
Inventories	388	423
Prepaid expenses	3,105	2,315
Total current assets	**133,953**	**162,313**
Investments	263	482
Fixed assets, net	590,339	607,232
Intangible assets		
Licenses, net	163,560	171,990
Computer software, net	30,051	20,522
Other long term assets	11,591	3,453
Total Assets	**929,757**	**965,992**

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Note	June 30, 2002 (Unaudited) (PLN)	December 31, 2001 (Audited) (PLN)
LIABILITIES AND SHAREHOLDERS' DEFICIT			
Current Liabilities			
Current maturities of long term debt	5	3,622,000	3,396,869
Short-term liabilities for licenses		184,134	165,613
Accounts payable and accruals			
Trade		81,402	170,779
Liabilities connected with cancellation of cash flow hedges		198,998	224,907
Accruals and other		371,950	163,561
Deferred income		6,517	7,495
Total current liabilities		**4,465,001**	**4,129,224**
Long-term liabilities for licenses		105,682	92,764
Total liabilities		**4,570,683**	**4,221,988**
Commitments and Contingencies	11	-	-
Minority interest		25,874	25,607
Shareholders' deficit	6		
Share capital (nominal par value of PLN 6 per share)		203,285	203,285
Share premium		1,713,865	1,713,865
Treasury shares		(3,611)	(3,611)
Accumulated deficit		(2,752,204)	(2,256,787)
Total shareholders' deficit		**(838,665)**	**(343,248)**
Total liabilities and shareholders' deficit		**3,757,892**	**3,904,347**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Convenience Translation (Unaudited)	
	June 30, 2002	December 31, 2001
	(USD)	(USD)
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current Liabilities		
Current maturities of long term debt	896,135	840,435
Short-term liabilities for licenses	45,558	40,975
Accounts payable and accruals		
Trade	20,140	42,253
Liabilities connected with cancellation of cash flow hedges	49,235	55,645
Accruals and other	92,026	40,467
Deferred income	1,612	1,854
Total current liabilities	**1,104,706**	**1,021,629**
Long-term liabilities for licenses	26,147	22,951
Total liabilities	**1,130,853**	**1,044,580**
Commitments and Contingencies	-	-
Minority interest	6,401	6,336
Shareholders' defict		
Share capital (nominal par value of PLN 6 per share)	50,296	50,296
Share premium	424,035	424,035
Treasury shares	(893)	(893)
Accumulated deficit	(680,935)	(558,362)
Total shareholders' deficit	**(207,497)**	**(84,924)**
Total liabilities and shareholders' deficit	**929,757**	**965,992**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands)

	Note	Six-month period ended June 30, 2002 (Unaudited) (PLN)	Six-month period ended June 30, 2001 (Unaudited) (PLN)	Three-month period ended June 30, 2002 (Unaudited) (PLN)	Three-month period ended June 30, 2001 (Unaudited) (PLN)	Year ended December 31, 2001 (Audited) (PLN)
Revenue						
Telecommunication services revenue						
Installation fees		1,072	1,392	567	485	2,192
Monthly fees		72,321	64,219	36,403	35,854	142,068
Calling charges		204,015	171,843	103,218	87,026	360,707
Other telecommunication revenue		10,223	4,437	6,686	3,249	7,196
		287,631	**241,891**	**146,874**	**126,614**	**512,163**
Other revenue						
Service		5,584	8,226	2,227	5,733	18,235
Sales of equipment		4,761	7,077	2,315	1,931	8,453
Total revenue		**297,976**	**257,194**	**151,416**	**134,278**	**538,851**
Costs						
Interconnection charges		(59,550)	(58,072)	(30,168)	(29,686)	(122,211)
Cost of equipment		(4,140)	(6,197)	(2,063)	(1,794)	(7,508)
Salaries and benefits		(52,368)	(54,540)	(22,086)	(27,596)	(104,498)
Social security costs		(9,142)	(11,631)	(4,318)	(6,048)	(20,833)
Depreciation of fixed assets	4	(97,286)	(81,884)	(48,513)	(43,122)	(172,735)
Amortization of goodwill		-	(12,083)	-	(5,790)	(17,938)
Amortization of other intangible assets		(36,594)	(24,858)	(18,303)	(16,045)	(62,892)
Impairment of goodwill		-	-	-	-	(220,279)
Impairment provision for fixed assets		-	-	-	-	(116,247)
Other operating expenses		(100,437)	(95,627)	(50,532)	(53,181)	(222,609)
Loss from operations		**(61,541)**	**(87,698)**	**(24,567)**	**(48,984)**	**(528,899)**
Financial income / (expense), net	7	(432,284)	(12,408)	(224,607)	7,901	(230,019)
Effect of default on long term debt		-	-	-	-	(112,047)
Effect of canceling of swap transactions		-	-	-	-	(274,637)
Loss before income tax		**(493,825)**	**(100,106)**	**(249,174)**	**(41,083)**	**(1,145,602)**
Income tax charge		(1,325)	(3,658)	(676)	(3,362)	(5,424)
Loss before minority interest		**(495,150)**	**(103,764)**	**(249,850)**	**(44,445)**	**(1,151,026)**
Minority share in (profits) / losses of subsidiaries		(267)	1,976	(160)	(586)	1,809
Net loss		**(495,417)**	**(101,788)**	**(250,010)**	**(45,031)**	**(1,149,217)**
Basic and Diluted Loss per share (not in thousands)	8	(16.08)	(3.30)	(8.11)	(1.46)	(37.29)

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands)

	Convenience translation (Unaudited)				
	Six-month period ended June 30, 2002	Six-month period ended June 30, 2001	Three-month period ended June 30, 2002	Three-month period ended June 30, 2001	Year ended December 31, 2001
	(USD)	(USD)	(USD)	(USD)	(USD)
Revenue					
Telecommunication services revenue					
Installation fees	265	344	140	120	542
Monthly fees	17,893	15,889	9,007	8,871	35,150
Calling charges	50,477	42,517	25,538	21,531	89,244
Other telecommunication revenue	2,529	1,098	1,654	804	1,781
	71,164	**59,848**	**36,339**	**31,326**	**126,717**
Other revenue					
Service	1,382	2,035	551	1,418	4,512
Sales of equipment	1,178	1,751	573	478	2,091
Total revenue	**73,724**	**63,634**	**37,463**	**33,222**	**133,320**
Costs					
Interconnection charges	(14,733)	(14,368)	(7,464)	(7,345)	(30,237)
Cost of equipment	(1,024)	(1,533)	(510)	(444)	(1,858)
Salaries and benefits	(12,957)	(13,494)	(5,464)	(6,828)	(25,854)
Social security costs	(2,262)	(2,878)	(1,068)	(1,496)	(5,154)
Depreciation of fixed assets	(24,070)	(20,259)	(12,003)	(10,669)	(42,737)
Amortization of goodwill	-	(2,990)	-	(1,432)	(4,438)
Amortization of other intangible assets	(9,054)	(6,150)	(4,528)	(3,970)	(15,560)
Impairment of goodwill	-	-	-	-	(54,500)
Impairment provision for fixed assets	-	-	-	-	(28,761)
Other operating expenses	(24,850)	(23,660)	(12,504)	(13,157)	(55,078)
Loss from operations	**(15,226)**	**(21,698)**	**(6,078)**	**(12,119)**	**(130,857)**
Financial income / (expense), net	(106,954)	(3,070)	(55,571)	1,955	(56,910)
Effect of default on long term debt	-	-	-	-	(27,722)
Effect of canceling of swap transactions	-	-	-	-	(67,949)
Loss before income tax	**(122,180)**	**(24,768)**	**(61,649)**	**(10,164)**	**(283,438)**
Income tax charge	(328)	(905)	(167)	(832)	(1,342)
Loss before minority interest	**(122,508)**	**(25,673)**	**(61,816)**	**(10,996)**	**(284,780)**
Minority share in (profits) / losses of subsidiaries	(65)	489	(40)	(145)	447
Net loss	**(122,573)**	**(25,184)**	**(61,856)**	**(11,141)**	**(284,333)**
Basic and Diluted Loss per share (not in thousands)	(3.98)	(0.82)	(2.01)	(0.36)	(9.23)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)
(All amounts in thousands)

	Share capital (PLN)	Share premium (PLN)	Treasury shares (PLN)	Hedging reserve (PLN)	Accumulated deficit (PLN)	Total Shareholders' deficit (PLN)
Balance as at January 1, 2002 (Audited)..	203,285	1,713,865	(3,611)	-	(2,256,787)	(343,248)
Net loss..	-	-	-	-	(495,417)	(495,417)
Balance as at June 30, 2002 (Unaudited) .	**203,285**	**1,713,865**	**(3,611)**	**-**	**(2,752,204)**	**(838,665)**

	Share capital (PLN)	Share premium (PLN)	Treasury shares (PLN)	Hedging reserve (PLN)	Accumulated deficit (PLN)	Total Shareholders' equity (PLN)
Balance as at January 1, 2001						
As previously reported (Audited).............	203,285	1,713,865	(3,611)	-	(1,133,128)	780,411
Effect of adopting IAS 39 (Unaudited) ...	-	-	-	(25,424)	25,558	134
As restated (Unaudited)..........................	**203,285**	**1,713,865**	**(3,611)**	**(25,424)**	**(1,107,570)**	**780,545**
Cash flow hedges						
Fair value losses, net of tax	-	-	-	(124,156)	-	(124,156)
Reclassified and reported in the statement of operations.....................	-	-	-	17,223	-	17,223
Net losses not recognized in the statement of operations...........................	-	-	-	(106,933)	-	(106,933)
Net loss..	-	-	-	-	(101,788)	(101,788)
Total recognized losses (Unaudited)......	**-**	**-**	**-**	**(106,933)**	**(101,788)**	**(208,721)**
Balance as at June 30, 2001 (Unaudited)..	**203,285**	**1,713,865**	**(3,611)**	**(132,357)**	**(1,209,358)**	**571,824**

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Six-month period ended June 30, 2002 (Unaudited) (PLN)	Six-month period ended June 30, 2001 (Unaudited) (PLN)	Three-month period ended June 30, 2002 (Unaudited) (PLN)	Three-month period ended June 30, 2001 (Unaudited) (PLN)	Year ended December 31, 2001 (Audited) (PLN)
Cash flows from operating activities:					
Net loss	(495,417)	(101,788)	(250,010)	(45,031)	(1,149,217)
Adjustments to reconcile net loss to net cash provided by operating activities					
Depreciation of fixed assets and amortization of goodwill, licenses and other intangible assets	133,880	118,825	66,816	64,957	253,565
Amortization of discount on Notes	-	61,341	-	30,629	106,830
Interest expense accrued on license liabilities	10,503	6,862	5,534	4,487	19,894
Interest expense accrued on long term debt	205,431	153,612	102,436	80,461	285,995
Minority share in profits / (losses) of subsidiaries	267	(1,976)	160	586	(1,809)
Impairment of goodwill	-	-	-	-	220,279
Impairment provision for fixed assets	-	-	-	-	116,247
Effect of default on long term debt	-	-	-	-	112,047
Effect of canceling of swap transactions	-	-	-	-	274,637
Allowance for debtors subject to court settlements	-	-	-	-	16,974
(Increase) / decrease in long term assets	(32,891)	1,425	(12,404)	925	(7,315)
Foreign exchange (gains) / losses on translation of long term debt and restricted investments	228,985	(180,124)	125,199	(109,410)	(157,314)
Changes in working capital	(4,418)	45,051	(928)	34,822	78,059
Net cash provided by operating activities	**46,340**	**103,228**	**36,803**	**62,426**	**168,872**
Cash flows used in investing activities:					
Purchase of fixed assets and computer software	(164,772)	(388,062)	(72,710)	(148,700)	(582,779)
Purchase of minority interest shareholdings in subsidiaries	-	(60,652)	-	(1,459)	(60,883)
Decrease of investments	-	8,500	-	-	8,500
Payments for licenses	-	(3,998)	-	-	(3,998)
Net cash used in investing activities	**(164,772)**	**(444,212)**	**(72,710)**	**(150,159)**	**(639,160)**
Cash flows used in financing activities:					
Payment of interest on long term debt	-	(55,220)	-	(55,220)	(111,355)
Payment for cancellation of swap transaction	(29,279)	-	-		(22,460)
Net cash used in financing activities	**(29,279)**	**(55,220)**	**-**	**(55,220)**	**(133,815)**
Effect of exchange rate change on cash and cash equivalents	25,702	(82,475)	11,645	(38,771)	(51,801)
Net change in cash and cash equivalents	(122,009)	(478,679)	(24,262)	(181,724)	(655,904)
Cash and cash equivalents at beginning of period	486,946	1,142,850	389,199	845,895	1,142,850
Cash and cash equivalents at end of period	**364,937**	**664,171**	**364,937**	**664,171**	**486,946**

(All amounts in thousands)

Non-cash investing activities:

The Company incurred the following liabilities at the end of each period which were related to fixed asset or construction in progress additions:

	June 30, 2002 (Unaudited)	June 30, 2001 (Unaudited)	December 31, 2001 (Audited)
	(PLN)	(PLN)	(PLN)
	66,329	147,532	154,604

Supplemental disclosures:

	Six-month period ended June 30, 2002 (Unaudited)	Six-month period ended June 30, 2001 (Unaudited)	Three-month period ended June 30, 2002 (Unaudited)	Three-month period ended June 30, 2001 (Unaudited)	Year ended December 31, 2001 (Audited)
	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Interest paid	-	150,864	-	150,864	256,868
Income taxes paid / (recovered)..................	1,663	3,658	1,663	2,582	(4,915)

Interest paid during the year ended December 31, 2001 include PLN 111,355 of payment from the Company's cash and cash equivalents and PLN 145,513 from the Company's investment accounts. Interest paid during the six-month period ended June 30, 2001 include PLN 55,220 of payment from the Company's cash and cash equivalents and PLN 95,644 from the Company's investment accounts.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Convenience translation (Unaudited)				
	Six-month period ended June 30, 2002	Six-month period ended June 30, 2001	Three-month period ended June 30, 2002	Three-month period ended June 30, 2001	Year ended December 31, 2001
	(USD)	(USD)	(USD)	(USD)	(USD)
Cash flows from operating activities:					
Net loss	**(122,573)**	**(25,184)**	**(61,856)**	**(11,141)**	**(284,333)**
Adjustments to reconcile net loss to net cash provided by operating activities					
Depreciation of fixed assets and amortization of goodwill, licenses and other intangible assets	33,124	29,399	16,531	16,071	62,735
Amortization of discount on Notes	-	15,177	-	7,578	26,431
Interest expense accrued on license liabilities	2,599	1,698	1,369	1,110	4,922
Interest expense accrued on long term debt	50,827	38,006	25,344	19,907	70,759
Minority share in profits / (losses) of subsidiaries	65	(489)	40	145	(447)
Impairment of goodwill	-	-	-	-	54,500
Impairment provision for fixed assets	-	-	-	-	28,761
Effect of default on long term debt	-	-	-	-	27,722
Effect of canceling of swap transactions	-	-	-	-	67,949
Allowance for debtors subject to court settlements	-	-	-	-	4,200
(Increase) / decrease in long term assets	(8,138)	353	(3,069)	229	(1,810)
Foreign exchange (gains) / losses on translation of long term debt and restricted investments	56,654	(44,566)	30,977	(27,068)	(38,921)
Changes in working capital	(1,093)	11,146	(230)	8,615	19,313
Net cash provided by operating activities	**11,465**	**25,540**	**9,106**	**15,446**	**41,781**
Cash flows used in investing activities:					
Purchase of fixed assets and computer software	(40,767)	(96,012)	(17,990)	(36,791)	(144,188)
Purchase of minority interest shareholdings in subsidiaries	-	(15,006)	-	(361)	(15,063)
Decrease of investments	-	2,103	-	-	2,103
Payments for licenses	-	(989)	-	-	(989)
Net cash used in investing activities	**(40,767)**	**(109,904)**	**(17,990)**	**(37,152)**	**(158,137)**
Cash flows used in financing activities:					
Payment of interest on long term debt	-	(13,662)	-	(13,662)	(27,551)
Payment for cancellation of swap transaction	(7,244)	-	-	-	(5,557)
Net cash used in financing activities	**(7,244)**	**(13,662)**	**-**	**(13,662)**	**(33,108)**
Effect of exchange rate change on cash and cash equivalents	6,359	(20,406)	2,882	(9,593)	(12,816)
Net change in cash and cash equivalents	(30,187)	(118,432)	(6,002)	(44,961)	(162,280)
Cash and cash equivalents at beginning of period	120,478	282,758	96,293	209,287	282,758
Cash and cash equivalents at end of period	**90,291**	**164,326**	**90,291**	**164,326**	**120,478**

The accompanying notes are an integral part of these condensed consolidated financial statements.

(All amounts in thousands)

Non-cash investing activities:

The Company incurred the following liabilities at the end of each period which were related to fixed asset or construction in progress additions:

	Convenience translation (Unaudited)		
	June 30, 2002	June 30, 2001	December 31, 2001
	(USD)	(USD)	(USD)
	16,411	36,502	38,251

Supplemental disclosures:

	Convenience translation (Unaudited)				
	Six-month period ended June 30, 2002	Six-month period ended June 30, 2001	Three-month period ended June 30, 2002	Three-month period ended June 30, 2001	Year ended December 31, 2001
	(USD)	(USD)	(USD)	(USD)	(USD)
Interest paid	-	37,326	-	37,326	63,553
Income taxes paid / (recovered)	411	905	411	639	(1,216)

Interest paid during the year ended December 31, 2001 include USD 27,551 of payment from the Company's cash and cash equivalents and USD 36,002 from the Company's investment accounts. Interest paid during the six-month period ended June 30, 2001 include USD 13,662 of payment from the Company's cash and cash equivalents and USD 23,664 from the Company's investment accounts.

1. The Company

Netia Holdings S.A. (the "Company", or "Netia Holdings") was formed in 1990 as a joint stock company established under the laws of Poland. The Company is engaged through its subsidiaries (together: the "Netia Group") in the design, construction and operation of modern digital telecommunication and data transmission networks.

The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of Poland's biggest cities – Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1 Sp. z o.o. ("Netia 1"), received a license for domestic long distance telephone services. As of January 1, 2001, on the basis of the new Telecommunication Act ("NTA") all telephone licenses were converted by virtue of law into telecommunication permits. (See Note 11 for further details regarding conversion of licenses to permits.) On the basis of these permits, the Netia Group currently provides various voice telephone services in areas covering approximately 33% and reaching approximately 40% of the population of Poland, including nine of Poland's ten largest cities (Warsaw, Katowice, Krakow, Gdansk, Lublin, Poznan, Bydgoszcz, Szczecin and Wroclaw). These services include switched, fixed-line voice telephone service, including domestic long distance, Integrated Services Digital Network, voice mail, data services, including dial-up and fixed-access Internet, leased lines, and Voice over Internet Protocol services. The Netia Group offers also frame relay services and wholesale services, including termination of international in-bound traffic, ducts and dark fiber leasing, capacity leasing and co-location services. The Netia Group is also engaged in installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

The Company is subject to the periodic reporting requirements in the U.S. of the Securities Exchange Act of 1934, as amended, and of the Polish reporting requirements for companies listed on the Warsaw Stock Exchange. Its American Depositary Shares ("ADSs") have been listed for trading on the NASDAQ stock market ("NASDAQ") since August 1999 and its ordinary shares have been listed for trading on the Warsaw Stock Exchange since September 2000.

The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

2. Going Concern (not in thousands)

These interim condensed consolidated financial statements have been prepared on the basis of an assumption that the Company is a going concern. As at June 30, 2002, the Company had an accumulated deficit of PLN 2,752 million, a shareholders' deficit of PLN 839 million and a working capital deficit of PLN 3,924 million.

In December 2001, the Company defaulted on several interest payments on two series of its Notes. Those defaults triggered cross-default provisions under the terms of the indentures governing the four other series of Notes and, as a result, the Company is currently in default on all six series of the issued Notes that are outstanding. The Company has also defaulted on certain swap payments. As a result of these defaults and a shareholders' equity which – as calculated according to Polish Accounting Standards – has been at deficit since December 2001, the Company was obliged to file for bankruptcy under Polish law. To avoid filing for bankruptcy, Netia Holdings S.A., Netia Telekom S.A. ("Netia Telekom") and Netia South Sp. z o.o. ("Netia South") petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the Notes. Unlike the events of default for non-payment and cross-default, which require notice prior to acceleration, such an event of default regarding the occurrence of certain events of bankruptcy, insolvency or reorganization does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of the holders of the Company's Notes have

(All amounts in thousands)

agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

On March 5, 2002, the Company reached an agreement on the restructuring of its debt with an ad hoc committee of its Noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., owning together in that period approximately 57.4% of the Company's share capital, with the latter two acting separately as the largest shareholders of Netia Holdings. Under this restructuring agreement, the parties agreed to implement a restructuring plan designed to strengthen the Company's balance sheet. The Company's share capital currently consists of 31,419,172 shares. In the restructuring, the parties agreed that the Company would issue new Notes with an aggregate principal amount of EUR 50 million and 317,682,740 ordinary shares to holders of the existing Notes and certain swap creditors in exchange for relinquishing their claims in respect of the existing Notes and swap payments. Pursuant to this issuance the noteholders and certain swap creditors would have shares representing 91% of the Company's share capital. Furthermore, the Company's existing shareholders would also receive transferable warrants to acquire an aggregate of 64,848,652 ordinary shares representing 15% of its post-restructuring share capital (after the provision of 18,373,785 ordinary shares representing 5% of the issued ordinary share capital in respect of a key employee stock option plan). As of June 30, 2002, the ad hoc committee had received consents from holders of over 90% of the Notes. The restructuring agreement requires the Company to apply to list the new ordinary shares and the warrants on the Warsaw Stock Exchange and to list the new Notes on the Luxembourg Stock Exchange. The Company has filed an appropriate prospectus with the Polish Securities and Exchanges Commission on April 5, 2002. The strike price applicable to the warrants shall correspond to the volume weighted average share price for the 30 trading days beginning 31 days following the successful closing of the restructuring. The Company shall seek to pay its trade creditors in full as their claims become due and payable. The Company also plans to issue up to 5% of the post-restructuring share capital, excluding the warrants to be issued to the existing shareholders, under a key employee stock option plan.

On June 14, 2002, exchange agreement was signed by the Company and its subsidiaries and certain of the consenting creditors parties to the restructuring agreement. The exchange agreement is intended to specify further terms of the financial restructuring outlined in the restructuring agreement, and provide the means for the implementation of the terms of the restructuring as set out in the restructuring agreement. Creditors who signed the restructuring agreement agreed to transfer their respective claims to a trustee, which will act on behalf of the consenting creditors pending all subsequent implementation stages. Noteholders who signed the exchange agreement also consented to certain amendments to the existing indentures for each of the series of Notes issued by Netia Holdings B.V. and Netia Holdings II B.V.

The implementation of the restructuring transactions, which involves complex legal issues, will likely require decisions to be issued by various administrative bodies and courts and it is possible that the Company may not be able to obtain all such decisions in a timely manner, if at all, and the restructuring agreement may be terminated prior to the consummation of the restructuring. As at June 30, 2002 the Company's Management is not in a position to reliably estimate the financial effect of the restructuring transactions.

The arrangement proceedings for Netia Telekom, Netia Holdings and Netia South were opened on April 22, 2002, May 15, 2002 and May 20, 2002, respectively. The Company should be able to continue its day-to-day operations for as long as the arrangement proceedings remain open. On June 24, 2002, a general meeting of creditors of Netia Telekom was held, and on June 28, 2002, a general meeting of creditors of Netia Holdings was held. In the case of Netia Telekom the court approved the arrangement proposals, as voted by the creditors. A minority group of Netia Holdings' claimholders filed a complaint against the court approval in the Netia Telekom's arrangement proceedings. During the general meeting of creditors of Netia Holdings, a total of 95.3% of all its creditors voted in favor of the reduction of the debt of Netia Holdings. Final court hearing regarding the approval of Netia Holdings' arrangement was scheduled for August 8, 2002 and the court's decision in this case is expected to be issued thereafter. The Company expects that the same group of minority claimholders may appeal the decision if the court accepts the arrangement. The general meeting of creditors of Netia South is scheduled for August 13, 2002.

(All amounts in thousands)

If the court in Warsaw does not approve the arrangement proposals, or if a final order to reduce the Company's debt is not granted, the Company will then have to file for bankruptcy under Polish law within two weeks after such event occurs.

On July 12, 2002, Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V., Dutch wholly owned special purpose finance subsidiaries of the Company, each filed applications with the Court in Amsterdam, the Netherlands, in order to restructure the obligations owed under the high yield Notes issued by Netia Holdings B.V. and Netia Holdings II B.V. and under a cross-currency swap agreement executed by Netia Holdings III B.V. As requested in the applications, the Court in Amsterdam granted on July 12, 2002 provisional payment suspensions on the repayment of obligations of these companies. The composition plans presented by Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V. to the Court in Amsterdam include canceling the obligations under the high yield Notes and the swap agreement in exchange for issuing new Notes with a total value of EUR 50 million, to be issued by Netia Holdings B.V. The last day for filing of claims against each of Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V. in the Dutch proceedings was August 1, 2002.

The arrangement proceedings will not lead to the elimination of all of the Company's outstanding debt. Even in the event that the arrangement proceedings are successful, the Company will have to repay both the new notes issued in relation to the Dutch arrangement as well as the liabilities that remain outstanding, including liabilities in respect of creditors that will not obtain any consideration in the form of the ordinary shares or the Notes to be issued as part of its debt restructuring.

The Company may also have to file for bankruptcy after a successful completion of the arrangement proceedings if the final outcome of the arrangement does not result in the ability to continue as a going concern.

The conclusion of arrangements with the Company's creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York, will allow the Company to regain solvency by abolishing its status of legal insolvency. If the Company fails to reach an arrangement with its creditors, and reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, the Company may have to enter into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia Holdings, Netia Telekom or Netia South would make it difficult for other subsidiaries to raise financing they would need to continue operating, and they, too, may be forced to declare bankruptcy.

Management is undertaking steps aimed at preserving the Company's cash and adopted in 2001 a revised business plan, general guidelines of which have been approved by the Company's Supervisory Board. This business plan contemplates substantial reductions in capital and operating expenditures in comparison with the Company's prior plans. The Company's subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company's remaining license fee obligations. The Company has received a deferral of nominal license payments of EUR 33 million (PLN 132 million at the June 30, 2002 exchange rate) until December 31, 2002. A deferral fee of PLN 9 million due on June 30, 2002 on the basis of a previous deferral decision has not been settled by the Netia Group. The Ministry of Infrastructure (currently in charge of telecommunications) has not decided whether this deferral fee is currently due or if it is also subject to a deferral. Furthermore, the Netia Group has not made a payment of EUR 1 million (PLN 4 million at the exchange rate in effect on June 30, 2002) for its long distance license fee obligation due on January 31, 2002.

Cash and cash equivalents held by the Netia Group as at June 30, 2002 were PLN 365 million. The Company also had deposits of PLN 55 million at June 30, 2002 established, subject to conditions, to service interest payments on its 2000 Notes in June 2002. These deposits are expected to be transferred to the Company in accordance with the restructuring agreement at the completion of restructuring. Management may consider taking other steps that it and the Company's Supervisory Board consider necessary and appropriate to continue the Company's operations. These steps may include a further reduction of both operating and capital expenditures planned for 2002 and other attempts to reduce and/or refinance the Company's long term debt. However, further

(All amounts in thousands)

reductions in the planned capital expenditures may negatively affect the ability of the Company to provide services expected by its customers.

The material uncertainties related to the factors described above cast significant doubt as to the Company's ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. However, Management believes that the Company will be able to continue its business activities, that filing for bankruptcy will not be necessary in the foreseeable future and, therefore, these condensed consolidated financial statements have been prepared on a going concern basis.

3. Basis of Presentation and Accounting Policies

These interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2001. In the opinion of Management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation have been included. These interim condensed consolidated financial statements should be read in conjunction with the audited December 31, 2001 financial statements and the related Notes.

Costs that arise unevenly during the financial year are anticipated or deferred in the interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Certain prior periods amounts have been reclassified to conform to the presentation for the period ended June 30, 2002.

The U.S. Dollar amounts shown in the accompanying financial statements have been translated from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 4.0418 = USD 1.00, the average rate announced by the National Bank of Poland at June 30, 2002. These amounts have not been subject to review or audit procedures and are included for the convenience of the reader only. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into U.S. Dollars at this or any other rate.

(All amounts in thousands)

4. Fixed Assets and Network under Construction

Assets at Adjusted Cost	December 31, 2001 (Audited) (PLN)	Additions (Unaudited) (PLN)	Transfers (Unaudited) (PLN)	Disposals (Unaudited) (PLN)	June 30, 2002 (Unaudited) (PLN)
Buildings	87,945	-	580	-	88,525
Land	14,505	2,416	-	-	16,921
Long term ground lease	5,400	6	-	-	5,406
Transmission network	1,313,543	-	61,032	(1,539)	1,373,036
Switching system	848,020	-	54,673	-	902,693
Base stations (Uni-Net)	12,448	-	-	-	12,448
Machinery and equipment	158,164	6,750	-	(924)	163,990
Office furniture and equipment	106,612	245	-	(223)	106,634
Vehicles	19,520	-	-	(1,624)	17,896
	2,566,157	9,417	116,285	(4,310)	2,687,549
Network under construction	429,427	21,399	(116,285)	-	334,541
	2,995,584	**30,816**	**-**	**(4,310)**	**3,022,090**

Accumulated Depreciation	December 31, 2001 (Audited) (PLN)	Depreciation Expense (Unaudited) (PLN)	Disposals (Unaudited) (PLN)	June 30, 2002 (Unaudited) (PLN)
Buildings	7,116	1,674	-	8,790
Land	-	-	-	-
Long term ground lease	258	83	-	341
Transmission network	170,052	42,575	(900)	211,727
Switching system	151,138	33,816	-	184,954
Base stations (Uni-Net)	11,935	423	-	12,358
Machinery and equipment	27,825	6,130	(865)	33,090
Office furniture and equipment	44,046	11,627	(90)	55,583
Vehicles	12,658	958	(651)	12,965
	425,028	**97,286**	**(2,506)**	**519,808**

Accumulated Impairment	December 31, 2001 (Audited) (PLN)	Impairment Charge (Unaudited) (PLN)	June 30, 2002 (Unaudited) (PLN)
Transmission network	97,024	-	97,024
Network under construction	19,223	-	19,223
	116,247	**-**	**116,247**

(All amounts in thousands)

Net Book Value	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
	(PLN)	(PLN)
Buildings	79,735	80,829
Land	16,921	14,505
Long term ground lease	5,065	5,142
Transmission network	1,064,285	1,046,467
Switching system	717,739	696,882
Base stations (Uni-Net)	90	513
Machinery and equipment	130,900	130,339
Office furniture and equipment	51,051	62,566
Vehicles	4,931	6,862
	2,070,717	2,044,105
Network under construction	315,318	410,204
	2,386,035	**2,454,309**

5. Current Maturities of Long Term Debt

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
	(PLN)	(PLN)
$10^1/_4$% Senior Notes due 2007 ("1997 Dollar Notes")	808,360	797,260
$11^1/_4$% Senior Discount Notes due 2007 ("1997 Dollar Discount Notes")	782,290	771,549
11% Senior Discount Notes due 2007 ("1997 DM Discount Notes")	424,440	372,860
$13^1/_2$% Senior Notes due 2009 ("1999 Euro Notes")	400,910	398,630
$13^1/_8$%Senior Notes due 2009 ("1999 Dollar Notes")	404,180	352,190
$13^3/_4$% Senior Notes due 2010 ("2000 Euro Notes")	801,820	704,380
	3,622,000	**3,396,869**

Due to the default on the Company's Notes, the outstanding debt has been reclassified to current liabilities. The changes in current maturities amounts of long term debt during the six-month period ended June 30, 2002 are due solely to currency translation adjustments.

Default on Notes

On December 15, 2001, Netia Holdings II B.V., a wholly owned subsidiary of Netia Holdings S.A., failed to make USD 6,562 and EUR 6,750 interest payments on its 1999 Dollar Notes and 1999 Euro Notes, respectively. Under the terms of the indentures governing those Notes, the failure to make those interest payments became events of default on January 14, 2002. In addition, those events of default triggered events of default under the cross-default provisions of the indentures governing the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes and 2000 Euro Notes. Under the terms of the indentures governing each class of Notes, the trustee or the holders of 25% or more in aggregate principal amount of each series of Notes may declare the principal, or premium, if any, and accrued interest on such Notes immediately due and payable, as long as the events of default continue. As of the date of these condensed consolidated financial statements, the Company was not aware that any written notification of acceleration had been received regarding any series of Notes. If such notification is received, the Company may not be able to satisfy its financial obligations under the Notes declared due and payable and may be forced to declare bankruptcy, declaration of which is not possible as long as the arrangement proceedings remain open. Additionally, petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the Notes as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice prior to acceleration, such an event of default with respect to certain events of bankruptcy, insolvency or reorganization does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of the holders of the Company's Notes have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

On May 1, 2002 the Company did not make interest payments on its 1997 Dollar Notes, 1997 Dollar Discount Notes and 1997 DM Discount Notes. On June 15, 2002, the Company did not make interest payments on its 1999 Dollar Notes, 1999 Euro Notes and 2000 Euro Notes.

6. Shareholders' Deficit

Stock Options (number of shares and price per share not in thousands)

During the six-month period ended June 30, 2002 the Company granted 111,000 options to purchase ordinary shares of the Company at exercise prices ranging from USD 27.72 to USD 33.12 per share, under the Netia Performance Stock Option Plan. No options were exercised during the six-month period ended June 30, 2002. During the six-month period ended June 30, 2002 179,180 options expired. The total number of granted options as at June 30, 2002 was 1,001,512. The vesting period for the options ranges from the date of grant to two years from the date of grant or upon achieving certain specified conditions. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company's shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company's shares established in accordance with the Plan and the strike plan is multiplied by the number of the exercised options and later divided by the trading price of the Company's shares. As of June 30, 2002 the total number of vested options was 825,512, none of which can be realized given current share prices of the Company.

7. Financial Expense, Net

	Six-month period ended June 30, 2002 (Unaudited)	Six-month period ended June 30, 2001 (Unaudited)	Year ended December 31, 2001 (Audited)
	(PLN)	(PLN)	(PLN)
Interest income	8,054	21,610	36,025
Foreign exchange gains	32,362	310,492	224,103
Interest expense	(217,077)	(208,093)	(421,874)
Foreign exchange losses	(255,623)	(119,194)	(68,273)
Fair value losses on cross currency swap transactions	-	(17,223)	-
	(432,284)	(12,408)	(230,019)

8. Loss Per Share

Basic:

Losses per share have been calculated based on net losses for each period divided by the weighted average number of shares in issue during the year.

	Six-month period ended June 30, 2002 (Unaudited)	Six-month period ended June 30, 2001 (Unaudited)	Three-month period ended June 30, 2002 (Unaudited)	Three-month period ended June 30, 2001 (Unaudited)	Year ended December 31, 2001 (Audited)
Net loss	(495,417)	(101,788)	(250,010)	(45,031)	(1,149,217)
Weighted average number of shares in issue (not in thousands)	30,817,291	30,817,291	30,817,291	30,817,291	30,817,291
Basic loss per share (not in thousands)	(16.08)	(3.30)	(8.11)	(1.46)	(37.29)

Diluted:

No diluted losses per share were computed in the periods ended June 30, 2002, December 31, 2001 and June 30, 2001, as the effect of the Netia Performance Stock Option Plan were anti-dilutive during these periods, if applicable.

9. Segmental Reporting

The following tables contain segment information for the Company's telecommunications and other business (primarily radio communications services and sales of equipment through Uni-Net).

	Six-month period ended June 30, 2002 (Unaudited) (PLN)	Six-month period ended June 30, 2001 (Unaudited) (PLN)	Year ended December 31, 2001 (Audited) (PLN)
Revenue			
Telecommunications	287,631	241,891	512,163
Other businesses	10,345	15,303	26,688
	297,976	257,194	538,851
(Loss) / income from operations			
Telecommunications	(62,703)	(89,225)	(530,534)
Other businesses	1,162	1,527	1,635
	(61,541)	(87,698)	(528,899)

All operations and revenues are derived and conducted within Poland.

10. Related Party Transactions

Prima Communications

On January 14, 2002 Netia Telekom signed an agreement with Prima Communications Sp. z o. o., a company in the Telia group, relating to the provision of wholesale services. Under the terms of the agreement, Netia Telekom was expected to lease to Telia two ducts on the route between Warsaw and Szczecin area for the amount of approximately USD 16 million. The ducts were expected to be leased for a period of fifteen years and made available to Telia International Carrier by June 30, 2002. In addition, during the lease term Netia Telekom was expected to offer to Telia, for additional consideration, related services such as cable installation, cable maintenance and co-location services on the route. The agreement was subject to the fulfilment, by not later than April 15, 2002, of certain conditions precedent, including the delivery by Telia of a corporate guarantee, the execution by the parties of a loan agreement under which Netia Telekom would be able to receive the equivalent of the consideration for the ducts as an up-front payment for the entire term of the lease, and the establishment on behalf of Telia of a registered pledge on the leased ducts securing the aforementioned loan. The agreement provided for an obligation on the part of Netia Telekom to pay up to 8% of the consideration for the ducts as penalties in the event of late delivery of the ducts to Telia. The parties have not provided for Telia to have the right to seek additional compensation exceeding the amount of contractual penalties.

On May 17, 2002, Netia Telekom received a notice from Telia International Carrier AB that Telia was of the opinion that the agreement concluded between Telia's subsidiary, Prima Communications Sp. z o.o., and Netia Telekom has expired due to the non-fulfillment by April 15, 2002 of all of the conditions specified in the agreement. Telia also indicated its interest in continuing discussions with Netia Telekom regarding the utilization of the backbone network of the Netia Group. The Company believes that the conditions to which Telia International Carrier AB refers were reserved on Netia Telekom's behalf, and therefore the existing agreement remains valid and does not require the execution of an additional agreement. The Company intends to undertake the necessary steps with an aim to fulfill the agreement.

Members of the Management Board (not in thousands)

As at June 30, 2002 total number of options granted to Members of the Management Board of the Company was 345,000, including 120,000 options granted to a company controlled by the Acting President of the Company. 39,000 new options were granted in the six month period ended June 30, 2002, while 83,042 previously granted options expired during the respective period. Strike prices for the options granted to the Management Board range between 19.25 USD to 33.12 USD per share.

Management Board Remuneration and Supervisory Board Remuneration

Compensation and other costs associated with members of the Company's various management boards during the six-month periods ended June 30, 2002 and June 30, 2001 amounted to PLN 7,714 and PLN 5,310 respectively. The compensation expense for the six-month period ended June 30, 2002 includes PLN 2,500 of bonus provisions created in accordance with the Key Employee Retention Plan bonus scheme based on the restructuring agreement and agreed upon by the Supervisory Board and the ad hoc committee of the Noteholders. These numbers include remuneration and consulting agreements of the acting President in the amount of PLN 1,270 and PLN 745 during the six month periods ended June 30, 2002 and June 30, 2001, respectively, and remuneration and consulting agreements of the previous President of the Management Board of the Company in the amount of PLN 805 for the six month period ended June 30, 2001.

The Company had consulting agreements with companies owned by its shareholders and members of the Supervisory Board. The Company has paid PLN 755 and PLN 625 during the six-month periods ended June 30, 2002 and June 2001, respectively, under these agreements.

(All amounts in thousands)

11. Commitments and Contingencies

Capital expenditures

Capital expenditures contracted for at the balance sheet date but not recognized in these condensed consolidated financial statements amount to USD 22,429 (PLN 90,653) as at June 30, 2002 and USD 36,881 (PLN 149,066) as at December 31, 2001 and.

Millennium

In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. ("Millennium"), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10,800 and 20,200, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8,500 and EUR 2,936 (PLN 11,771 at the June 30, 2002 exchange rate), of which PLN 8,500 was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, modified in October 2001, in response to the failure by Millennium to perform the agreement. The Company has claimed for repayment of the remaining part of the advance made to Millennium and damages of PLN 8,500. In 2001, a valuation allowance of PLN 16,974 was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

On February 28, 2001, Millennium filed a motion against the Company for certain acts of unfair competition. In its motion, Millennium requested that the court order the Company to pay Millennium damages of PLN 50,000. Management believes that the Millennium suit was filed as a litigation tactic in connection with the Company's lawsuit against Millennium and that Millennium's unfair competition claim does not have any underlying merit. Management does not believe that the settlement of this matter will have a material adverse effect on the Company's financial condition.

Consulting services claims

The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim.

The Company is defending a legal claim for USD 4,450 (including damages) brought in France, also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim.

Telecommunications licenses

The terms of licenses issued to the Company's subsidiaries prior to January 1, 2001, required them to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At June 30, 2002 and for almost all prior periods, the Company's subsidiaries did not meet these milestones for any of their licenses. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against the companies which failed to meet milestones, including seeking revocation of the licenses (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken.

On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company's telephone licenses were converted into permits. The confirmation of the terms of these permits has to be made in the course of an administrative process before the President of the Office for the Regulation of Telecommunications and Postal Services ("ORT"). The Company's subsidiaries which hold permits (converted from the licenses) have applied to ORT for confirmation of their terms. As of the date hereof, a majority of such subsidiaries had received letters from the ORT whereby it refused to confirm the terms of the permits of these subsidiaries, and confirmed that the terms of the permits are derived from the terms of the pre-existing licenses. Management has appealed these decisions. There can be no assurance that the regulatory authorities will not take action against the Company based on its failure to meet the original milestones in its pre-existing licenses. Furthermore, the Ministry of Infrastructure (currently in charge of telecommunications) issued decisions to the majority of the Company's subsidiaries holding telecommunication permits, whereby it claimed that the license fee obligations are payable according to the terms of the pre-existing licenses. The Ministry of Infrastructure issued letters to companies in the Netia Group holding permits, whereby, effective as of June 28, 2002, it has postponed the license payments due on June 30, 2002 until December 31, 2002. The letters refer to a new regulation, currently being discussed by the Polish Parliament, which would convert the license payment liabilities to either obligations to construct telephone lines in rural areas, or to issue bonds to the State Treasury, or to issue shares in companies currently subject to such liabilities to the State Treasury. Management of the Company does not believe that these matters will have a material adverse effect on the Company's financial condition and operations.

12. Reconciliation to U.S. Generally Accepted Accounting Principles (U.S. GAAP)

	Six-month period ended June 30, 2002 (Unaudited)	Six-month period ended June 30, 2001 (Unaudited)	Year ended December 31, 2001 (Audited)
	(PLN)	(PLN)	(PLN)
Net loss per IAS	(495,417)	(101,788)	(1,149,217)
Foreign exchange gains / (losses) (1, 6)	(5,212)	927	9,002
Interest expense (1, 6)	7,492	18,042	27,002
Amortization of goodwill (4)	-	1,056	1,584
Impairment of goodwill (11)	(213,443)	-	220,279
Amortization of license (6)	3,206	2,131	3,856
Stock Option Plan (2)	207	2,505	2,893
Depreciation of U.S. GAAP fixed asset basis differences (1,5)	(1,360)	574	1,147
Deferred revenue (7)	6,415	4,398	12,495
Net loss per U.S. GAAP	**(698,112)**	**(72,155)**	**(870,959)**
Basic and diluted loss per share per U.S. GAAP (not in thousands)	**(22.65)**	**(2.34)**	**(28.26)**

(All amounts in thousands)

	Six-month period ended June 30, 2002 (Unaudited) (PLN)	Year ended December 31, 2001 (Audited) (PLN)
Shareholders' deficit per IAS	(838,665)	(343,248)
Fixed assets, including depreciation (1, 5)	23,897	22,858
Amortization of goodwill (4)	14,756	7,920
Reversal of impairment of goodwill (11)	-	220,279
Amortization of license (6)	11,571	8,365
Stock Option Plan (2)	(643)	(850)
Increase in equity related to Stock Option Plan (2)	643	850
Employee Share Purchase (3)	(1,650)	(1,650)
Increase in equity related to Employee Share Purchase (3)	1,650	1,650
Financial expense (4, 6)	(69,114)	(68,995)
Purchase of EBRD interest in Netia (4)	(14,756)	(14,756)
Increase in equity related to Incentive Stock Option (5)	42,216	42,216
Minority interest (8)	537	537
Cumulative effect of adopting SAB 101 (7)	(48,361)	(48,361)
Deferred revenue (7)	16,053	9,638
Other operating expenses (5)	(31,662)	(31,662)
Shareholders' deficit per U.S. GAAP	**(893,528)**	**(195,209)**

Changes in shareholders' equity / (deficit) on a U.S. GAAP basis	Six-month period ended June 30, 2002 (Unaudited) (PLN)	Year ended December 31, 2001 (Audited) (PLN)
Shareholders' equity / (deficit) at beginning of period as reported	(195,209)	653,085
Effect of adopting IAS 39 and FAS 133 (9)	-	134
Shareholders' equity / (deficit) at beginning of period as restated	**(195,209)**	**653,219**
Net loss	(698,112)	(870,959)
Decrease in equity related to Stock Option Plan (2)	(207)	(2,893)
Change of Other Comprehensive Income (10)	-	25,424
Shareholders' deficit at end of period	**(893,528)**	**(195,209)**

The following are descriptions of U.S. GAAP reconciling items:

(1) Under IAS, the Company capitalizes foreign exchange differences to the extent that they are regarded as an adjustment to interest cost and net interest expense related to borrowings used to fund construction in progress. Under U.S. GAAP, foreign exchange differences must be reflected in the statement of operations and are not subject to capitalization. Additionally, an interest rate is applied to the average construction in progress balance to obtain the amount of interest capitalized under U.S. GAAP, which is limited to the total amount of interest expense incurred by the Company from all sources.

(2) Under IAS, the issuance of share options granted to employees of the Company under the stock option plans is recorded when the options are exercised. For U.S. GAAP purposes, the cost relating to these options (estimated using the intrinsic value method in accordance with APB opinion No. 25, "Accounting for Stock Issued to Employees") is recognized in the statements of operations in the period from the grant date to the vesting date for each option.

(3) Under IAS, the discount on shares sold to employees is not recognized as a compensation expense. For U.S. GAAP purposes, the discount on shares sold to employees was recognized as compensation expense

(All amounts in thousands)

in the statements of operations in accordance with APB opinion No. 25, "Accounting for Stock Issued to Employees."

(4) Under IAS, the Company recorded goodwill of PLN 21,104 in 1997 relating to the purchase of shares in Netia Telekom owned by the European Bank for Reconstruction and Development ("EBRD"). For U.S. GAAP purposes, the original issuance of shares in 1996 to the EBRD and the subsequent purchase by the Company in September 1997 is treated as being linked to the loan provided by the EBRD. However, during the period of the EBRD loan, any resultant incremental finance cost was not material. On purchase of the EBRD's shares in Netia Telekom by the Company in 1997, the excess paid by the Company over the amount originally paid for the shares by the EBRD in 1996 has been treated as a component of financial expense. The balance of the amount paid by the Company (equivalent to the original issue price to the EBRD) has been charged to shareholders' equity for U.S. GAAP purposes. Accordingly, the total amount of goodwill recorded under IAS has been reversed in the U.S. GAAP reconciliation.

This adjustment was recorded through September 30, 2001 as the Company recognized impairment of goodwill under IAS during the nine-month period ended September 30, 2001.

(5) Under IAS, the Incentive Stock Option issued in connection with the Operational Support and Supervision Agreements ("OSSA") entered into with Telia is not recognized until the Option is exercised. For U.S. GAAP purposes, the fair value of the option is recognized as a component of expenses in line with the treatment of costs invoiced under the OSSAs. The fair value of the Incentive Stock Option was PLN 42,216 and this is being recognized over the service period of the OSSA. During March 1999, Telia exercised its option to purchase the shares. As a result in the year ended December 31, 1999, the remaining PLN 22,867 has been recognized as other operating expenses and PLN 1,759 has been capitalized as part of cost of the network under construction.

(6) For U.S. GAAP the interest expense on the non interest bearing liability associated with obtaining licenses from the Polish government was imputed in accordance with APB Opinion No. 21 "Interest on Receivables and Payables" based on the Company's effective borrowing rate. This rate differs from the rate used for the calculation under IAS, which allows for inclusion of interest income in the calculation of the Company's effective borrowing rate.

(7) In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of the customer relationship.

The Company has applied SAB 101 under U.S. GAAP and therefore deferred the revenue from installation fees over the expected period of the customer relationship. The expected period of the customer relationship was seven years through December 31, 2000 and was revised to five years as of January 1, 2001.

(8) The adjustment reflects the effect of minority share in the above adjustments.

(9) As of January 1, 2001 the Company has adopted the Financial Accounting Standards Board (the "FASB") Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statement No. 138 and interpreted by Derivatives Implementation Group issues (together "SFAS 133"). The cross-currency interest rate swap transactions were designated as cash flow hedges under SFAS 133. The fair value of those derivatives instruments on January 1, 2001 of PLN 29,575 was charged to "Other Comprehensive Income" (PLN 25,424) and to the statement of operations (PLN 4,151) upon adoption of SFAS 133.

(10) This adjustment reflects the change in hedging reserve as reported in consolidated statements of changes in shareholders' deficit under IAS.

(11) During the year ended December 31, 2001 the Company has written-off the goodwill under IAS as a result of Management's belief that there was no longer a future economic benefit that can be associated with goodwill and an impairment test performed. On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." Based upon Management's evaluation of the Company's financial position at that date, including its negative equity and the value of the Company's quoted stock market price, the Company has wrote off goodwill with a net book value of PLN 213,443 for U.S. GAAP purposes.

Additional U.S. GAAP disclosures are as follows:

(1) In June 2001, FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS 143 will have on its consolidated financial statements.

(2) On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which superseded APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirements of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS 144 also establishes a "primary assets" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. The adoption of SFAS 144 did not have an impact on the Company's results of operations or financial position.

13. Post balance sheet events (not in thousands)

On July 12, 2002, Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V., Dutch wholly owned finance special purpose subsidiaries of the Company, each filed applications with the Court in Amsterdam, the Netherlands, in order to restructure their obligations. For further details, see Note 2.

On July 16, 2002, Netia 1, a subsidiary of the Company, offering domestic long-distance services throughout Poland announced changes in its capital base. In accordance with the provisions of the NTA, abolishing the foreign ownership restrictions on telecommunications operators in Poland, and pursuant to the Netia 1 consortium agreement, dated November 22, 1999, and the agreement between Netia Holdings S.A. and Warsaw electricity provider Stoen S.A. dated July 2, 2002, Stoen S.A. will acquire 133,233 existing shares of Netia Holdings S.A. in exchange for 87,332 shares in Netia 1. As a result of the transaction, the Netia Group companies will jointly own an 89% stake in Netia 1. The remaining 11% stake will still be owned by Telia.

On July 30, 2002 a change in the ADS ratio of Netia Holdings S.A. was implemented. As of the opening of trading on the Nasdaq market, each of Netia's American Depositary Shares represents four of its Ordinary Shares. Before July 30, 2002, Netia's ADS-to-Ordinary Shares ratio was one-to-one. The change in the ADS-to-Ordinary Shares ratio has been effected without charge to investors.

The Company called for a Shareholders Meeting to be held on August 30, 2002 to adopt resolutions on the extension of the term of office of certain members of the Supervisory Board.

On August 1, 2002 the Company received a copy of the claim filed by a minority shareholder with the District Court alleging that the distribution of the warrants to be issued by the Company under the pending financial restructuring is harmful to the minority shareholders and violates good customs. The Company's Management believes the claim to be unsubstantiated and expects to file for its dismissal. The Company has also received a decision of the District Court of June 14, 2002 whereby the District Court resolved to forward to the Regional Court for the city of Warsaw for its determination a claim filed by another minority shareholder. The Company has not received a copy of the claim and thus is not aware of its merits. The Company intends however to file for its dismissal if based on the grounds of the claim received on August 1, 2002 and referred to above.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto included elsewhere in this Report.

Overview

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the build-out of our telecommunications network; the development of the Polish telecommunications market; the growth in demand for business Internet services; our plans for the development of our business, our financing plans and our need for substantial capital resources to build our network and fund our operating losses; trends affecting our financial condition or results of operations; the impact of competition on our business; and changes in the regulatory environment affecting our business.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section titled "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (the "2001 Annual Report") for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements.

Netia Holdings S.A. ("Netia", the "Company", collectively with its subsidiaries: the "Netia Group", or "we"), is the largest – in terms of number of customers serviced and value of revenues generated – alternative fixed-line telecommunications provider in Poland. The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of Poland's biggest cities – Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1, received a license for domestic long distance telephone services. As of January 1, 2001, on the basis of the new Telecommunication Act ("NTA") all telephone licenses were converted by virtue of law into telecommunication permits. On the basis of these permits, the Netia Group currently provides various voice telephone service in areas covering approximately 33% and reaching approximately 40% of the population of Poland, including nine of Poland's ten largest cities (Warsaw, Katowice, Krakow, Gdansk, Lublin, Poznan, Bydgoszcz, Szczecin and Wroclaw). These services include switched, fixed-line voice telephone service, including domestic long distance, Integrated Services Digital Network, voice mail, data services, including dial-up and fixed-access Internet, leased lines and Voice over Internet Protocol services. The Netia Group also offers frame relay services and wholesale services, including termination of international in-bound traffic, ducts and dark fiber leasing, capacity leasing and co-location services. The Netia Group is also engaged in installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

In August 2001, after lifting of ownership restrictions by the NTA, we purchased the remaining 51% of the share capital of our joint venture, Netia Network, pursuant to pre-existing contractual arrangements. We are using this wholly owned subsidiary to construct our data transmission network. This event did not impact our results of operations or our financial condition, as we have been consolidating Netia Network on the basis of our full operational control over this entity.

In August 2001, following our execution of an interconnection agreement with TPSA, Poland's incumbent telecommunications provider, we began providing domestic long distance service. Customers, including those of TPSA, can now access our domestic long distance service by dialling a "1055" prefix after they have executed a subscription agreement with us. We are currently providing these services using our own backbone network and leased lines in areas not yet reached by our backbone. Subject to entering into additional interconnection agreements with TPSA for other services, we expect to expand the scope of services for customers beside those already delivered (i.e. inteligent network services, like free phone, split charge and premium rate services).

We are continuing to offer selected wholesale services on a limited scale to other telecommunications carriers operating in Poland. We believe that providing these services will give us a significant opportunity to enhance our operating margins by leveraging our investment in our infrastructure through the greater utilization of our network. We believe that our substantial capacity will give us the flexibility to sell or swap capacity and dark fiber, domestically and internationally.

We are continuing to build our network which, upon its completion, will consist of a national intercity fiber-optic backbone linking intra-city fiber-optic rings in each of Poland's ten largest cities. Our network backbone became operational in 2000 and we expect to complete it by the end of 2002 subject to cash preservation decisions, which may postpone the completion as needed. Once our network backbone is complete, it will allow us to substantially increase capacity if needed. We are also constructing broadband radio access networks in several large cities, including Warsaw, using radio frequency spectrum we acquired in February 2000. We believe these radio access networks will allow us to connect new business customers while our intra-city networks are under construction and will continue to complement our fiber-optic networks when they are completed.

As at June 30, 2002, we had an accumulated deficit of PLN 2.8 billion, a shareholders' deficit of PLN 880 million, and a working capital deficit of PLN 3.9 billion.

In December 2001, we defaulted on several interest payments on some of our Notes. Those defaults triggered cross default provisions in the terms of the rest of our Notes, and, as a result, we are now in default on all the Notes we have issued that are outstanding. We also defaulted on certain swap payments. We also did not settle our coupon payments due on May 1, 2002 and June 15, 2002. . As a result of these defaults and a shareholders' equity which – as calculated according to Polish Accounting Standards – is at deficit since December 2001, we were required to file for bankruptcy under Polish law. To avoid entering into bankruptcy, we petitioned the Court of Warsaw on February 20, 2002 to open arrangement proceedings.

Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the Notes as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice prior to acceleration, such an event of default regarding the occurrence of certain events of bankruptcy, insolvency or reorganization does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of the holders of the Company's Notes have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

In addition, on March 5, 2002, the Company reached an agreement on the restructuring of its debt with an ad hoc committee of its Noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., owning together in that period approximately 57.4% of the Company's share capital, with the latter two acting separately as the largest shareholders of Netia Holdings. Under this restructuring agreement, the parties agreed to implement a restructuring plan designed to strengthen the Company's balance sheet. The Company's share capital currently consists of 31,419,172 shares. In the restructuring, the parties agreed that the Company would issue new Notes with an aggregate principal amount of EUR 50 million and 317,682,740 ordinary shares to holders of the existing Notes and certain swap creditors in exchange for relinquishing their claims in respect of the existing Notes and swap payments, and the Company's existing shareholders would receive transferable warrants to acquire an aggregate of 64,848,652 ordinary shares representing 15% of its post-restructuring share capital (after the provision of 18,373,785 ordinary shares representing 5% of the issued ordinary share capital in respect of a key employee stock option plan). As of June 30, 2002, the ad hoc committee had received consents from holders of over 90% of the Notes. The restructuring agreement requires the Company to apply to list the new ordinary shares and the warrants on the Warsaw Stock Exchange and to list the new Notes on the Luxembourg Stock Exchange. The Company has filed an appropriate prospectus with the Polish Securities and Exchanges Commission on April 5, 2002. The strike price applicable to the warrants shall correspond to the volume weighted average share price for the 30 trading days beginning 31 days following the successful closing of the restructuring. The Company shall seek to pay its trade creditors in full as their claims become due and payable. The Company also plans to issue up to 5% of the post-restructuring share capital, excluding the warrants to be issued to the existing shareholders, under a key employee stock option plan.

On June 14, 2002, exchange agreement was signed by the Company and its subsidiaries and certain of the consenting creditors parties to the restructuring agreement. The exchange agreement is intended to specify further terms of the financial restructuring outlined in the restructuring agreement, and provide the means for the implementation of the terms of the restructuring as set out in the restructuring agreement. Creditors who signed the restructuring agreement agreed to transfer their respective claims to a trustee, which will act on behalf of the consenting creditors pending all subsequent implementation stages. Noteholders who signed the exchange agreement also consented to certain amendments to the existing indentures for each of the series of Notes issued by Netia Holdings B.V. and Netia Holdings II B.V.

The implementation of the restructuring transactions, which involves complex legal issues, will likely require decisions to be issued by various administrative bodies and courts and it is possible that the Company may not be able to obtain all such decisions in a timely manner, if at all, and the restructuring agreement may be terminated prior to the consummation of the restructuring. As at June 30, 2002 the Company's Management is not in a position to reliably estimate the financial effect of the restructuring transactions.

The arrangement proceedings for Netia Telekom, Netia Holdings and Netia South were opened on April 22, 2002, May 15, 2002 and May 20, 2002, respectively. The Company should be able to continue its day-to-day operations for as long as the arrangement proceedings remain open. On June 24, 2002, a general meeting of creditors of Netia Telekom was held, and on June 28, 2002, a general meeting of creditors of Netia Holdings was held. In the case of Netia Telekom the court approved the arrangement proposals, as voted by the creditors. A minority group of Netia Holdings' claimholders filed a complaint against the court approval in the Netia Telekom's arrangement proceedings. During the general meeting of creditors of Netia Holdings, a total of 95.3% of all its creditors voted in favor of the reduction of the debt of Netia Holdings. Final court hearing regarding the approval of Netia Holdings' arrangement was scheduled for August 8, 2002 and the court's decision in this case is expected to be issued thereafter. The Company expects that the same group of minority claimholders may appeal the decision if the court accepts the arrangement. The general meeting of creditors of Netia South is scheduled for August 13, 2002.

If the court in Warsaw does not approve the arrangement proposals, or if a final order to reduce the Company's debt is not granted, the Company will then have to file for bankruptcy under Polish law within two weeks after such event occurs.

On July 12, 2002, Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V., Dutch wholly owned special purpose finance subsidiaries of the Company, each filed applications with the Court in Amsterdam, the Netherlands, in order to restructure the obligations owed under the high yield Notes issued by Netia Holdings B.V. and Netia Holdings II B.V. and under a cross-currency swap agreement executed by Netia Holdings III B.V. As requested in the applications, the Court in Amsterdam granted on July 12, 2002 provisional payment suspensions on the repayment of obligations of these companies. The composition plans presented by Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V. to the Court in Amsterdam include canceling the obligations under the high yield Notes and the swap agreement in exchange for issuing new Notes with a total value of EUR 50 million, to be issued by Netia Holdings B.V. The last day for filing of claims against each of Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V. in the Dutch proceedings was August 1, 2002.

The arrangement proceedings will not lead to the elimination of all of the Company's outstanding debt. Even in the event that the arrangement proceedings are successful, the Company will have to repay both the new notes issued in relation to the Dutch arrangement as well as the liabilities that remain outstanding, including liabilities in respect of creditors that will not obtain any consideration in the form of the ordinary shares or the Notes to be issued as part of its debt restructuring.

The Company may also have to file for bankruptcy after a successful completion of the arrangement proceedings if the final outcome of the arrangement does not result in the ability to continue as a going concern.

The conclusion of arrangements with the Company's creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York, will allow the Company to regain solvency by abolishing its status of legal insolvency. If the Company fails to reach an arrangement with its creditors, and reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, the Company may have to enter into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia Holdings, Netia Telekom or Netia South would make it difficult for other subsidiaries to raise financing they would need to continue operating, and they, too, may be forced to declare bankruptcy.

Management is undertaking steps aimed at preserving the Company's cash and adopted in 2001 a revised business plan, general guidelines of which have been approved by the Company's Supervisory Board. This business plan contemplates substantial reductions in capital and operating expenditures in comparison with the Company's prior plans. The Company's subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company's remaining license fee obligations. The Company has received a deferral of nominal license payments of EUR 33 million (PLN 132 million at the June 30, 2002 exchange rate) until December 31, 2002. A deferral fee of PLN 9 million due on June 30, 2002 on the basis of a previous deferral decision has not been settled by the Netia Group. The Ministry of Infrastructure (currently in charge of telecommunications) has not decided whether this deferral fee is currently due or if it is also subject to a deferral. Furthermore, the Netia Group has not made a payment of EUR 1 million (PLN 4 million at the exchange rate in effect on June 30, 2002) for its long distance license fee obligation due on January 31, 2002.

Cash and cash equivalents held by the Netia Group as at June 30, 2002 were PLN 365 million. The Company also had deposits of PLN 55 million at June 30, 2002 established, subject to conditions, to service interest payments on its 2000 Notes in June 2002. These deposits are expected to be transferred to the Company in accordance with the restructuring agreement at the completion of restructuring. Management may consider taking other steps that it and the Company's Supervisory Board consider necessary and appropriate to continue the Company's operations. These steps may include a further reduction of both operating and capital expenditures planned for 2002 and other attempts to reduce and/or refinance the Company's long term debt. However, further reductions in the planned capital expenditures may negatively affect the ability of the Company to provide services expected by its customers.

The material uncertainties related to the factors described above cast significant doubt as to the Company's ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. However, Management believes that the Company will be able to continue its business activities, that filing for bankruptcy will not be necessary in the foreseeable future and, therefore, the attached condensed consolidated financial statements have been prepared on a going concern basis.

Services

We provide our customers with a broad range of voice, data telecommunications and wholesale services under the "Netia" brand name. We also provide mobile radio trunking services through our majority owned subsidiary Uni-Net. The services we presently offer include the following:

Switched Telephone Services. We provide basic voice telephone services, which include local, domestic and international long distance calling and voice mail to our basic telephony subscribers. We also provide enhanced voice services, such as call waiting, call forwarding, wake-up calls, hotline service, bill limitation, automatic information on the change of phone number, and service categorized billing as part of a basic monthly service package. For additional charges, we offer other special services such as personalized ("easy-to-remember") phone numbers, conference calling, call divert, itemized billing, call waiting and call barring. As of June 30, 2002, we had 342,145 subscriber lines to our basic voice telephone services. To date, we have derived substantially all our telecommunications revenues from providing voice telephone services.

Voice mail and fax mail. Our customers can use a virtual mailbox offered by our network. Both voice and fax data can be stored in a mailbox, depending on the customer's choice.

Payphones. As of June 30, 2002, we were operating 1,202 publicly available payphones, most of which can be operated using both paycards and coins.

VoIP. We currently provide VoIP services to our customers and terminate VoIP traffic from other operators in our network. International long distance VoIP services are offered at much lower prices, as compared to fixed line services, although the quality can be lower.

Centrex. Netia Centrex is a virtual switch enabling the client to use the services of a typical office switchboard by using the resources of Netia's network. These services are mainly used by medium sized enterprises having their sites in many locations. Telephone numbers within such virtual switch are assigned abbreviated numbers, for the internal purposes of the client serviced. Netia Centrex enables a client to define a few numbers functioning as the main exchange. All value added services can be used when using Netia Centrex services.

ISDN. All of our switches are ISDN-equipped, and all of our existing or potential customers have access to this service. ISDN is a digital telephone network over which voice, data and video transmission is possible at the same time. An ISDN network provides higher quality of data and much faster transmission than a traditional network. Additional services offered together with ISDN include multiple line numbering, whereby up to seven numbers per line can be assigned to different equipment serviced, telephone number identification, diverted number identification, call waiting, mobile terminal and call diversion. ISDN also enables customers to transfer short text messages among themselves. All our ISDN clients are offered fast Internet access.

Indirect Services. We offer indirect telecommunication services, including Internet dial-up and domestic long distance services, to customers of other operators. All indirect clients of those services are required to sign an agreement with Netia. Domestic long distance services are provided by Netia 1 through our prefix "1055."

Basic Internet Services. We provide basic Internet access to all of our customers on a dial-up basis. In April 2000, we launched our "Internetia" branded Internet access service, through which we are providing Internet-access with the possibility of call-back on both a dial-up and dedicated-line basis. Each Internet access subscriber receives a free CD-ROM including a browser and configuration software, three e-mail addresses, 15 megabytes of free e-mail space, five free hours of connection time, discounted off-peak usage and space for a webpage on our server. We are currently awaiting a decision of the President of the ORT, based upon which we would be able to provide our dial-in services to non-Netia customers.

Internet Portal. We operate the "www.internetia.pl" Internet portal. Its content is provided by established providers, including the BBC, with whom we have entered into an exclusivity rights agreement. Our portal generates insignificant revenues connected with the sale of advertising space.

Data Services and Leased Lines. We offer our customers leased-line connections having transmission speeds from 64 kilobits per second to two megabits per second. We expect significant growth in our leased-line business as our network expands and we implement additional services. Since September 2001, we also have offered frame relay services. We are planning to develop IPVPN services in the future.

Inteligent Network services: based on our domestic long distance network in March 2002 we have started to offer new services addressed mainly to business sector i.e. 0-800 free phone service and 0-801 split charge service. We expect also to start in next future 0-708 premium rate services, subject of an arbitration decision of the President of ORT awaited in August 2002.

Wholesale Services. In order to maximize revenues from our investment in our backbone, since the beginning of 2002 we have offered wholesale services to other telecommunications carriers. These services include two main categories: termination of domestic and international in-bound traffic, which we have provided since early 2001, and wholesale services, including duct, dark fiber and capacity leasing and co-location services, which we are planning to begin providing in the course of 2002.

Trunking Services. Through our joint venture, Uni-Net, we offer mobile radio trunking services. These services include individual and group connections, alarm connections, connections to public telephone network and data transmission. Since 1996 Uni-Net has provided radio services to Polish National Refinery and Gas Company, where a system of radio transmission switches has been built and is currently operated.

Other Services. We offer PABX solutions and private corporate networks, as well as web design, and web hosting services on a selective basis to business customers who require these services.

Pricing

Telephone Services. We charge a fixed monthly fee in addition to call charges for our voice telephone services. Our call charges for telephone calls originated over our network depend on a number of factors, including the type of call (local, domestic long distance or international), the duration of the call, the time of day and the day of the week on which the call is placed and the volume of calls typically made by the customer. We bill our customers based on connection time. Our fixed monthly fees vary based on the service package subscribed for by our customers. In addition to fixed monthly fees and call charges, we charge installation fees for installing direct connections to our customers.

Before October 1, 2001, we offered two pricing plans for customers of voice only services and one pricing plan that bundled our voice services with our Internet access service. This pricing allowed our customers to determine whether they would prefer to be charged lower call charges and pay higher fixed monthly fees, be charged higher call charges and lower fixed monthly fees or bundle their voice telephone and Internet access services for a fixed monthly fee in addition to call charges.

On October 1, 2001 we announced new tariff packages for analog and ISDN lines which were effective as of October 1, 2001. Clients using analog lines are now offered three calling plans:

- "Relaxed" with a monthly fee of PLN 19 net of VAT;
- "Practical" with a monthly fee of PLN 30 net of VAT; and
- "Chatty" with a monthly fee of PLN 40 net of VAT.

Clients using ISDN lines may choose between two tariff plans:

- "Versatile" with a fixed monthly fee of PLN 46 net of VAT; or
- "Professional" with a fixed monthly fee of PLN 700 net of VAT.

The various packages primarily differ with respect to the amount of the monthly fees and the charges for local calls. All other charges (domestic long distance, international long distance, fixed-to-mobile, and Internet) are the same in each of the new tariff plans. Moreover, all charges other than local voice and Internet charges are billed on a per-minute basis. Starting from October 1, 2001 existing Netia customers have a choice of either keeping their previously chosen tariff plans or switching to one of the newly offered packages. However, in the future we are planning to move all our existing customers to the new tariff plans.

In July 2001, we announced our domestic long distance services tariffs, which range from PLN 0.21 to PLN 0.35 plus VAT per minute. In 2002 we also introduced a long distance tariff based on the actual duration of the call, charged per each second. This new tariff is currently offered to business customers only.

Other Services. We charge fixed fees and calling charges for our data services, generally based on the range of services and capacity provided. Customers of our Internet access service can choose to bundle our voice and Internet access services and be charged a fixed fee for 100 hours of Internet access per month or to be charged for Internet connection time based on our voice tariffs. We charge monthly fixed fees for our ISDN services and standard fixed fees for our leased lines and other services.

Revenues

Substantially all of our telecommunications revenues are currently derived from call charges, monthly fixed fees and installation fees associated with providing basic voice telephone services. Telecommunications revenues from other services have not been significant. We expect that as our network and our subscriber base grow, call charges and monthly fees for basic voice services will continue to account for a significant portion of our total revenues but that other services, including Internet and data services, will increase as a percentage of our total revenues. During the last years, installation fees have declined as a percentage of our total revenues due to the increase in other service related charges as our operations mature, and we expect this trend to continue in the future. Part of our revenues are interconnection wholesale revenues from domestic (mainly mobile to fixed) and international (VoIP) termination of calls. This part will grow after a new interconnection model will be implemented with TPSA and the current model of bill-and-keep settlements of our local operating companies will end. This change should be implemented by an audit of new interconnection fees in TPSA network and is expected from the beginning of 2003.

Our revenue trends depend in part on the number of new customers we add, the pricing of our services and our mix of business customers to total customers as we realize greater revenue per customer from our business customers. At June 30, 2002, our cumulative business/total customer lines mix was 29.8%, a 14.6% increase over our business/total customer lines mix at June 30, 2001. The following table shows the period incremental business/total customer mix and the cumulative business/total customer lines mix for each quarter of 1999, 2000, 2001 and the first two quarters of 2002.

	1999				2000				2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1[3]	Q2[3]	Q3[4]	Q4[5]	Q1	Q2
Period incremental Business/total customer mix(1)	29.5%	27.0%	30.5%	27.5%	29.0%	44.6%	44.3%	62.9%	13.2%	60.8%	108.0%	2,548.2 %	n/a[6]	n/a[7]
Cumulative business/total customer mix (2)	16.7%	18.0%	19.3%	20.5%	21.0%	22.1%	23.6%	25.3%	25.0%	26.0%	27.3%	28.5%	29.4%	29.8%

(1) Period incremental business/total customer mix represents the net change in subscriber business lines during the referenced periods as a percentage of total net change in active subscriber lines during those periods.

(2) Cumulative business/total customer mix represents the number of subscriber business lines as a percentage of total active subscriber lines at the end of the referenced periods.

(3) The number of active subscriber lines reported previously has been corrected as a result of discovering an error in the IT reporting system. This also resulted in a recalculation of reported figures for the average revenue per line, number of business lines and business customers' mix. This adjustment had no impact on our previously reported revenues.

(4) In the third quarter of 2001, the number of ringing lines increased by 5,296. Due to churn, the net change in the number of non-business customers was negative 425. As a result, the business mix for the period reached 108.0%

(5) In the fourth quarter of 2001, the number of ringing lines increased by 168. Due to churn, the number of non-business customers decreased by 4,113. As a result, the business mix for the period reached 2,548.2%

(6) In the first quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 1,514. The number of business customers lines in the same period increased by 2,569.

(7) In the second quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 143. The number of business customers lines in the same period increased by 1,434.

Operating Expenses

We divide our costs and expenses into the following categories: interconnection charges, cost of equipment, depreciation and amortization, and other operating expenses.

The Netia Group companies are currently party to two interconnection regimes, using: (1) a revenue-based formula and (2) a cost-based formula. The Netia Group companies operating on the basis of a local license granted under the previous telecommunications law, pay interconnection costs based on a certain percentage of revenues collected. Generally, under these interconnection agreements, settlement costs paid to TPSA for outgoing (*i.e.*, those originating from our customers) international calls are up to 72.0% of TPSA's tariffs for these calls and, for outgoing domestic long distance calls, from 22.5% to 40.0% of TPSA's tariffs. Mobile operators are paid between 0.92 PLN to 1.13 PLN per call minute. We expect to lower these costs after new interconnection agreements with mobile operators will enter into force, either on contractual basis of lowering interconnection charges following raising volume of fixed to mobile traffic or as a regulatory consequence of qualified market position of mobile operators decided by ORT (expected in September 2002). These settlement costs are independent of the rates we charge our customers for placing these calls, although our basic tariff option is effectively pegged to the rates charged by TPSA for similar calls. We pay to and are paid by mobile operators (but not fixed-line operators) who directly connect to our network for calls originating in and terminating on our network, respectively. We believe we should be able to decrease the percentage of interconnection charges in our total costs by future development of our backbone network. Netia 1, which provides domestic long distance services, is charged by local loop operators on the basis of the number of switches required to connect a telephone call, as provided in EU guidelines. Those rates, which were substantially reduced at the end of 2001, are currently PLN 0.05 for single transit and PLN 0.068 for double transit.

Cost of equipment is related exclusively to our other businesses.

Depreciation and amortization expenses consist of the depreciation of property, plant and equipment, primarily related to our network, and amortization of intangible assets, principally our licenses. We commence amortization of licenses for a territory when we commence operations in that territory. We expect depreciation and amortization expenses to continue to increase in the future as we expand our network and amortize our licenses.

Our other operating expenses primarily include maintenance and related expenses necessary to service, maintain and operate our network; selling, general and administrative expenses; and customer service expenses. We expect that our operating expenses will continue to increase in connection with the expansion of the geographic scope of our network, the expansion of our operations and the expansion of our product and service offerings. Our operating expenses likely would increase if we were to acquire a permit to provide international telecommunications services or permits for additional territories.

Taxes

The Polish tax system generally does not provide for the grouping of tax losses for multiple legal entities under common control, such as us and our subsidiaries. The only statutory exception to this rule would require us to reorganize our structure in a manner that would prove ineffective and cumbersome from a business perspective. Therefore, each of our companies may only be able to utilize its own tax losses to offset its taxable income in subsequent years. Until 1999, utilization of tax losses was limited to one-third of the tax loss in each of the three subsequent years, and unused losses could not be carried forward to subsequent years. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum. Losses are not indexed to inflation. We have fully provided for deferred tax assets related to these losses.

Although we believe we have structured our intercompany funding arrangements to accommodate the rules that are presently in effect, we cannot be certain that the tax authorities will concur with our position, or that we will be able to structure our future funding arrangements to accommodate the rules. Additionally, we are planning to construct the realization of our restructuring agreement in a tax efficient manner but we cannot assure that we would be able to avoid taxation in all the jurisdictions concerned. As a result, we may be required either to pay increased amounts of Polish or Dutch corporate taxes and/or transfer tax or to restructure our intercompany funding arrangements in a manner that could be less tax-efficient than our present arrangements.

Minority Interests

Minority interests represent that share of the net results of operations of subsidiaries that are not attributable to our ownership interest. Minority interests are adjusted out of the net loss of the group in accordance with IAS and U.S. GAAP. Accordingly, the portion of the losses assigned to the minority interest shareholders is not recognized by us. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment.

Segment Reporting

We report our operating results in two segments: the telecommunications business and other businesses. Our other businesses consist of the provision of specialized trunking services, the sale of related equipment and the development of residential real estate. We conduct our specialized mobile radio business through Uni-Net Sp. z o.o., a 58% owned subsidiary of Netia.

The following table shows certain financial data related to our telecommunications businesses and other business:

	Revenues					Operating Profit/(Loss)					EBITDA / ADJUSTED EBITDA				
	Year					Year					Year				
	1999	2000	2001	1Q 02	2Q 02	1999	2000	2001	1Q 02	2Q 02	1999	2000	2001	1Q 02	2Q 02
	(PLN in millions)														
Telecommunications businesses	217.7	395.2	512.2	140.8	146.8	(138.9)	(160.7)	(530.5)	(37.3)	(25.5)	(21.7)	16.8	57.3	29.4	41.6
Other businesses	31.4	47.5	26.7	5.8	4.6	4.4	4.2	1.6	0.3	1.0	6.3	6.4	3.9	0.7	0.7
	249.1	442.7	538.9	146.6	151.4	(134.5)	(156.5)	(528.9)	(37.0)	(24.5)	(15.4)	23.2	61.2	30.1	42.3

EBITDA / ADJUSTED EBITDA

We define EBITDA as net income/(loss) as measured by IAS or U.S. GAAP, adjusted for depreciation and amortization, net financial expense, income taxes, minority interest, share of losses of equity investments and other losses and gains on dilution. EBITDA for 2001 has been further adjusted for impairment of goodwill, provisions for fixed assets, effects of default on long-term debt and cancellation of swap transactions and is therefore defined as adjusted EBITDA. We believe EBITDA and related measures of cash flow from operating activities serve as useful supplementary financial indicators in measuring the operating performance of telecommunication companies. EBITDA is not an IAS or U.S. GAAP measure and should not be considered as an alternative to IAS or U.S. GAAP measures of net income/(loss) or as an indicator of operating performance or as a measure of cash flows from operations under IAS or U.S. GAAP or as an indicator of liquidity. You should note that EBITDA is not a uniform or standardized measure and the calculation of EBITDA, accordingly, may vary significantly from company to company, and by itself provides no grounds for comparison with other companies.

Results of Operations

Certain important differences between IAS and U.S. GAAP are explained in note 12 to the unaudited condensed consolidated financial statements for the six-month period ended June 30, 2002.

Six month period ended June 30, 2002 compared to the six month period ended June 30, 2001

Telecommunications Business

Revenues. Telecommunication revenues increased by 18.9% to PLN 287.6 million during the six-month period ended June 30, 2002 from PLN 241.9 million during the six-month period ended June 30, 2001. The increase was primarily attributable to an increase in the number of business customers lines, who average a higher revenue per line than residential customers – from 87,992 at June 30, 2001 (26.0% of all subscribers) to 101,997 at June 30, 2002 (29.8% of all subscribers) and increases in monthly fees. The total number of subscriber lines increased from 338,338 at June 30, 2001 to 342,145 at June 30, 2002.

Costs and expenses. Total costs and expenses increased by 5.8% to PLN 350.4 million during the six-month period ended June 30, 2002 from PLN 331.1 million during the six-month period ended June 30, 2001. This increase was mainly attributable to an increase in the costs of depreciation of fixed assets and amortization of intangible assets. Depreciation of fixed assets increased due to the continuing expansion of our network. Amortization of other intangible assets increased due to the increased level of computer software associated with the Company's information technology systems, while the amortization of goodwill was recorded only in the six month period ended June 30, 2001 as a result of goodwill write-off in the third quarter of 2001. The level of salaries and benefits decreased in comparison to the respective period of 2001 mainly as result of headcount reductions implemented by the Netia Group in 2002.

Financial expenses, net. Net financial expense increased to PLN 432.5 million during the six-month period ended June 30, 2002 from PLN 13.3 million during the six-month period ended June 30, 2001. The increase in financial expense was primarily attributable to increased net foreign exchange losses of PLN 223.3 million in the six-month period ended June 30, 2002 as compared to net foreign exchange gains of PLN 191.3 million in the six-month period ended June 30, 2001. Since almost entire debt of the Netia Group is denominated in foreign currencies, this increase resulted from the significant depreciation of the Polish Zloty against the U.S. dollar and the Euro during the six-month period ended June 30, 2002 compared to the appreciation of the Polish Zloty against the U.S. dollar and Euro during the six-month period ended June 30, 2001.

Taxes. The tax charge during the six-month period ended June 30, 2002 decreased by 80% to PLN 0.5 million from PLN 3.0 million during the six-month period ended June 30, 2001. In each period the charge primarily resulted from tax payable in certain of our subsidiaries.

Net losses. As a result of the significant increase in financial expenses, net and the increase in costs and expenses, offset by the growth in revenue and a reduction in taxes, as discussed above, our net losses increased by 379% to PLN 496.1 million during the six-month period ended June 30, 2002 from net losses of PLN 103.5 million during six-month period ended June 30, 2001.

Other Businesses

Revenues from other businesses decreased by 32.0% to PLN 10.4 million during the six-month period ended June 30, 2002 from PLN 15.3 million during the six-month period ended June 30, 2001. This decrease was primarily attributable to substitution of radio trunking services by mobile telephony services. As a result of this decrease in revenues, operating profit decreased to PLN 1.3 million during the six-month period ended June 30, 2002 from PLN 1.5 million during the six-month period ended June 30, 2001.

EBITDA / adjusted EBITDA

EBITDA for telecommunications and other business increased by 132% to PLN 72.4 million for the six-month period ended June 30, 2002, from PLN 31.1 million in the six-month period ended June 30, 2001, which was due to the factors discussed above (other than taxes) under "Telecommunications Business" and "Other Businesses."

Three-month period ended June 30, 2002 compared to the three-month period ended June 30, 2001

Telecommunications Business

Revenues. Telecommunications revenues increased by 16.0% to PLN 146.8 million during the three-month period ended June 30, 2002 from PLN 126.6 million during the three-month period ended June 30, 2001. The increase was primarily attributable to an increase in the number of business customer lines, who average a higher revenue per line than residential customers – from 87,992 at June 30, 2001 (26.0% of all subscriber lines) to 101,997 at June 30, 2002 (29.8% of all subscriber lines) and was partially offset by a resulting decrease in average revenue per business line to PLN 236 for the three-month period ended June 30, 2002 from PLN 241 for the three-month period ended June 30, 2001. Average monthly revenue per line for residential customers decreased to PLN 74 for the three-month period ended June 30, 2002 from PLN 80 for the three-month period ended June 30, 2001. The total number of subscriber lines increased from 338,338 at June 30, 2001 to 342,145 at June 30, 2002.

Costs and expenses. Total costs and expenses decreased by 2.5% to PLN 172.3 million during the three-month period ended June 30, 2002 from PLN 176.7 million during the three-month period ended June 30, 2001, as a result of cost reduction activities initiated in the last quarter of 2001. The level of salaries and benefits decreased in comparison to the second quarter of 2001 mainly as result of headcount reductions implemented by the Netia Group in 2002. Costs of severance payments connected with these reductions amounted to PLN 176 thousand in the second quarter of 2002. Depreciation of fixed assets increased due to the continuing expansion of our network. Amortization of other intangible assets increased due to the increased level of computer software associated with the Company's information technology systems.

Financial expenses, net. Net financial expense increased to PLN 224.7 million during the three-month period ended June 30, 2002 from net financial expense of PLN 7.2 million recorded during the three-month period ended June 30, 2001. This change was mainly attributable to net foreign exchange rate losses resulting from a significant depreciation of the Polish Zloty in the second quarter of 2002 as compared to the same period of 2001. Financial expenses for the second quarter of 2002 include interest costs accrued on our Notes as interest continued to accrue after we ceased interest payments in December 2001, the interest is accrued until the opening of the arrangement proceedings in all appropriate jurisdictions.

Taxes. Tax charge decreased by 99% to PLN 43 thousand during the three-month period ended June 30, 2002 from PLN 3.0 million in the second quarter of 2001, which primarily resulted from tax payable in certain of our subsidiaries.

Net losses. As a result of significant growth in our financial expenses, offset by increased revenues and decreased costs and expenses and financial expenses, net, as discussed above, our net losses increased by 438% to PLN 250.4 million during the quarter ended June 30, 2002 from PLN 46.5 million in the second quarter of 2001.

Other Business

Revenues from other businesses decreased by 39.5%, to PLN 4.6 million during the three-month period ended June 30, 2002 from PLN 7.7 million during the three-month period ended June 30, 2001. This decrease was primarily attributable to substitution of radio trunking services by mobile telephony services. As a result of this decrease in revenues, operating profit decreased to PLN 1.0 million during the three-month period ended June 30, 2002 from PLN 1.1 million during the three-month period ended June 30, 2001.

EBITDA / adjusted EBITDA

EBITDA for telecommunications and other business was PLN 42.3 million for the three-month period ended June 30, 2002, as compared to PLN 15.9 million for the three-month period ended June 30, 2001, which was due to multiple factors discussed above under "Telecommunications Business" and "Other Businesses."

Liquidity and Capital Resources

As at June 30, 2002, we had an accumulated deficit of PLN 2.8 billion, shareholders' deficit of PLN 839 million and a working capital deficit of PLN 3.9 billion. Additionally, on December 15, 2001, Netia Holdings II B.V., a wholly owned subsidiary of Netia Holdings S.A., failed to make USD 6.6 million and EUR 6.8 million interest payments on its 1999 Dollar Notes and its 1999 Euro Notes, respectively. Under the terms of the indentures governing those Notes, the failure to make those payments became events of default on January 14, 2002. In addition, those events of default triggered events of default under the cross-default provisions of the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes and 2000 Euro Notes. Under the terms of the indentures governing each series of Notes, the trustee or the holders of 25% or more in aggregate principal amount of each class of Notes may declare the principal, or premium, if any, and accrued interest on such Notes immediately due and payable, so long as the events of default are continuing. As of the date of this report, we were not aware that any written notification of acceleration had been issued. If such notification is issued, the Company may not be able to satisfy its financial obligations under the Notes declared payable and may be forced to declare bankruptcy, declaration of which is not possible as long as the arrangement proceedings remain open.

Applicable Polish law requires a company to file for bankruptcy within 14 days from the time it ceases to pay its liabilities or its liabilities exceeded its assets, unless it petitions for arrangement proceedings. To avoid bankruptcy, on February 20, 2002, Netia Holdings and its wholly owned subsidiaries, Netia South and Netia Telekom, petitioned the Court of Warsaw to open arrangement proceedings.

Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the Notes, as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice prior to acceleration, such an event of default does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of our Noteholders have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

On March 5, 2002, we reached an agreement on the restructuring of our debt with an ad hoc committee of our Noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., a New York general partnership, owning together in that period approximately 57.4% of our share capital, each acting separately as largest shareholders of the Company. Under this restructuring agreement, the parties agreed to implement a restructuring plan designed to strengthen our balance sheet. Our share capital currently consists of 31,419,172 shares. In the proposed restructuring, which required the consent of 95% of holders of our existing Notes, the parties to it agreed that we would issue new notes with an aggregate principal amount of EUR 50 million and 317,682,740 ordinary shares to holders of our existing Notes and certain swap counterparties in exchange for relinquishing their claims in respect of our existing Notes and swap payments, and our existing shareholders will receive transferable warrants to acquire an aggregate of 64,848,652 ordinary shares representing 15% of our post-restructuring share capital (after the provision of 18,373,785 ordinary shares representing 5% of the issued ordinary share capital in respect of a key employee stock option plan as described below). As of June 30, 2002, the ad hoc committee had received consents from holders of over 90% of the NotesNotes. The restructuring agreement requires us to apply to list the new ordinary shares and the warrants on the Warsaw Stock Exchange and the new notes on the Luxembourg Stock Exchange. The strike price applicable to warrants in each tranche shall correspond to the volume weighted average share price for the 30 trading days beginning 31 days following the successful closing of the restructuring. Netia will seek to pay its trade creditors in full as their claims become due and payable. We also plan to issue up to 5% of the post-restructuring share capital, excluding the warrants to be issued to our existing shareholders under a key employee stock option plan. We currently plan for the restructuring to be effected by means of an exchange offer in conjunction with the court-based plans of arrangement in both the Netherlands and Poland.

On June 14, 2002, exchange agreement was signed by the Company and its subsidiaries and certain of the consenting creditors parties to the restructuring agreement. The exchange agreement is intended to specify further terms of the financial restructuring outlined in the restructuring agreement, and provide the means for the implementation of the terms of the restructuring as set out in the restructuring agreement. Creditors who signed the restructuring agreement agreed to transfer their respective claims to a trustee, which will act on behalf of the consenting creditors pending all subsequent implementation stages. Noteholders who signed the exchange agreement also consented to certain amendments to the existing indentures for each of the series of Notes issued by Netia Holdings B.V. and Netia Holdings II B.V.

The implementation of the restructuring transactions, which involves complex legal issues, will likely require decisions to be issued by various administrative bodies and courts and it is possible that the Company may not be able to obtain all such decisions in a timely manner, if at all, and the restructuring agreement may be terminated prior to the consummation of the restructuring. As at June 30, 2002 the Company's Management is not in a position to reliably estimate the financial effect of the restructuring transactions.

The arrangement proceedings for Netia Telekom, Netia Holdings and Netia South were opened on April 22, 2002, May 15, 2002 and May 20, 2002, respectively. The Company should be able to continue its day-to-day operations for as long as the arrangement proceedings remain open. On June 24, 2002, a general meeting of creditors of Netia Telekom was held, and on June 28, 2002, a general meeting of creditors of Netia Holdings was held. In the case of Netia Telekom the court approved the arrangement proposals, as voted by the creditors. A minority group of Netia Holdings' claimholders filed a complaint against the court approval in the Netia Telekom's arrangement proceedings. During the general meeting of creditors of Netia Holdings, a total of 95.3% of all its creditors voted in favor of the reduction of the debt of Netia Holdings. Final court hearing regarding the approval of Netia Holdings' arrangement was scheduled for August 8, 2002 and the court's decision in this case is expected to be issued thereafter. The Company expects that the same group of minority claimholders may appeal the decision if the court accepts the arrangement. The general meeting of creditors of Netia South is scheduled for August 13, 2002.

If the court in Warsaw does not approve the arrangement proposals, or if a final order to reduce the Company's debt is not granted, the Company will then have to file for bankruptcy under Polish law within two weeks after such event occurs.

On July 12, 2002, Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V., Dutch wholly owned special purpose finance subsidiaries of the Company, each filed applications with the Court in Amsterdam, the Netherlands, in order to restructure the obligations owed under the high yield Notes issued by Netia Holdings B.V. and Netia Holdings II B.V. and under a cross-currency swap agreement executed by Netia Holdings III B.V. As requested in the applications, the Court in Amsterdam granted on July 12, 2002 provisional payment suspensions on the repayment of obligations of these companies. The composition plans presented by Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V. to the Court in Amsterdam include canceling the obligations under the high yield Notes and the swap agreement in exchange for issuing new Notes with a total value of EUR 50 million, to be issued by Netia Holdings B.V. The last day for filing of claims against each of Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V. in the Dutch proceedings was August 1, 2002.

The arrangement proceedings will not lead to the elimination of all of our outstanding debt. Even in the event that the arrangement proceedings are successful, we will have to repay the liabilities that would remain outstanding, including the new notes to be issued in connection with the restructuring process and liabilities in respect of creditors that will not obtain any consideration in the form of our ordinary shares or new notes in our restructuring transactions.

The Company may also have to file for bankruptcy after a successful completion of the arrangement proceedings if the final outcome of the arrangement does not result in the ability to continue as a going concern.

The conclusion of arrangements with our creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York, will allow us to regain solvency by abolishing our status of legal insolvency. If we fail to reach an arrangement with our creditors, and if reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, we may have to go into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia Holdings, Netia Telekom or Netia South would make it difficult for our other companies to raise financing they would need to continue operating, and they too may be forced to declare bankruptcy.

We are undertaking steps aimed at preserving our cash and have adopted a revised business plan in 2001, the general guidelines of which have been approved by our supervisory board. This business plan contemplates substantial reductions in capital and operating expenditures as compared to our prior plans. We have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of our remaining license fee obligations in an aggregate nominal amount of EUR 95.4 million (PLN 382.4 million at the exchange rate in effect on June 30, 2002). We have received a deferral of nominal license payments of EUR 32.9 million (PLN 131.9 million at the exchange rate in effect on June 30, 2002) until December 31, 2002. A deferral fee of PLN 9.3 million which was due on June 30, 2002 on the basis of a previous deferral has not been formally cancelled or deferred yet. Furthermore, we have not made the payment of EUR 1 million (PLN 4.0 million at the exchange rate in effect on June 30, 2002) for our long distance license fee obligation due on January 31, 2002. As at June 30, 2002, we had cash and cash equivalents of PLN 365 million. We may consider taking other steps that may prove necessary to continue our operations. These steps may include a further reduction of both operating and capital expenditures planned for 2002 and other attempts to reduce and/or refinance our long-term debt. The material uncertainties related to the factors described above cast significant doubt about our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. However, we believe that we will be able to continue our business activities and, therefore, we have prepared our unaudited condensed consolidated financial statements for the six-month period ended June 30, 2002 on a going concern basis.

Net cash provided by operating activities was PLN 46.3 million during the six-month period ended June 30, 2002 and PLN 103.3 million during the six-month period ended June 30, 2001. This decrease was mainly driven by the changes of working capital components. Our telecommunication revenues were greater than our cash operating expenditures during both these periods, which contributed to positive operating cash flow.

Net cash used in investing activities was PLN 164.8 million during the six-month period ended June 30, 2002 compared to PLN 444.2 million during the six-month period ended June 30, 2001. This decrease in cash used in investing activities was due to a decrease in the amount of fixed assets purchased, such as switches and fiber-optic cable. The decrease in outflows from investing activities is in line with our revised business plan, which contemplates a significant reduction in such expenditures as compared to our previous plans.

There were no financing activities in the six-month period ended June 30, 2002, apart from a partial settlement of our swap transaction entered into with JP Morgan Chase Bank, paid in January 2002 in the amount of PLN 29.3 million. In the six-month period ended June 30, 2001, outflow from financial activities was PLN 55.2 million and was connected with the payment of coupon interest on our 1997 Senior Dollar Notes.

Cash and cash equivalents are held in Polish Zlotys, EUR and USD in Poland.

New Accounting Pronouncements

On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." Based upon Management's evaluation of the Company's financial position at that date, including its negative equity and the value of the Company's quoted stock market price, the Company has written-off goodwill with a net book value of PLN 213,443 for U.S. GAAP purposes.

In June 2001, FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS 143 will have on its consolidated financial statements.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which superseded APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirements of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS 144 also establishes a "primary assets" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. The adoption of SFAS 144 did not have an impact on the Company's results of operations or financial position.

Critical Accounting Policies

Below we present our critical accounting policies. It should be noted that we prepare our interim condensed consolidated financial statements in accordance with IAS. IAS differ in certain important respects from U.S. GAAP. You should read Note 12 to Item 1. "Unaudited Condensed Consolidated Financial Statements" for a discussion of these differences as they relate to us.

Estimating the Impairment of Assets

We are required to estimate the recoverable amount of an asset whenever there is an indication that the asset may be impaired. We are also required to recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. Recoverable amount of an asset is to be measured as the higher of net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's-length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs; while the value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life. In determining an asset's value in use, we are required to estimate the future cash inflows and outflows to be derived from continuing use of the asset and from its ultimate disposal; and applying the appropriate discount rate to these future cash flows.

For the purposes of reconciliation of our results to U.S. GAAP we measure recoverability of assets to be used by a comparison of the carrying value of an asset to projected undiscounted future net cash flows to be generated by the asset.

Revenue Recognition

We measure our telecommunications and other revenue net of discounts and value added tax. Our telecommunications revenue includes mainly installation fees, monthly charges and calling charges. We record revenue from installation fees, which are not in excess of selling costs, when the customer is connected to the network. Our other telecommunication revenue comprises the provision of Internet and ISDN services as well as the sale of telecommunications accessories, and we recognize revenues for these transactions when the service is provided or when the goods are sold.

Our other revenue includes revenue from specialized mobile radio service (public trunking), through our subsidiary Uni-Net. We record service revenues when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

For the purposes of reconciliation of our results to U.S. GAAP we comply with requirements of the Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements", or SAB 101. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of customer relationship. We have applied SAB 101 and deferred the revenue from installation fees over the expected period of the customer relationship. The expected period of the customer relationship was seven years for the year ended December 31, 2000, and revised to five years as of January 1, 2001. The effect of this change in the expected period of the customer relationship is not material for the current period.

Deferred Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate tax incomes and losses of our subsidiaries. To do this, we estimate our actual current tax liabilities, while deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. We use currently enacted tax rates to determine deferred income tax. The principal temporary differences arise from interest and foreign exchange differences and tax losses carried forward. We record valuation allowances for deferred tax assets when it is likely that tax benefits will not be realized. To the extent we establish a valuation allowance or increase this allowance in the period, we must include an expense within the tax provision in the statement of operations.

Inflation

In connection with its transition from a state-controlled to a free-market economy, Poland experienced high levels of inflation and significant fluctuations in the exchange rate for the Polish Zloty.

The Polish government adopted policies that slowed the annual rate of consumer price inflation from an average of 250.0% in 1990 to approximately 13.2% in 1997, 8.6% in 1998, 9.8% in 1999, 8.5% in 2000 and 3.6% in 2001. Inflation in the twelve-month period ended June 30, 2002 amounted to approximately 1.6%. Substantial portions of our operating expenses are, and are expected to continue to be, denominated in Polish Zloty and tend to increase with inflation. Inflation has had and, may continue to have a material adverse effect on our financial condition and results of operations. We may increase our tariffs to account for Polish price inflation. The NTA, however, grants the ORT the authority to review and, in certain situations, effectively overrule the prices we and other telecommunications service providers propose to charge for our services.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We do not have any floating rate debt. Our fixed-rate borrowings in USD and EUR are under default. If interest rates fall in those currencies, we would not benefit from any opportunity to borrow at lower rates after an interest rate decrease.

Foreign Exchange Risk

We face foreign exchange risk because our revenues are denominated in Polish Zloty, and a significant portion of our capital expenditures and most of our debt service and license fee obligations are denominated in currencies other than Polish Zloty. These include our liabilities to the suppliers of switching and transmission equipment and a portion of our construction costs, which are generally denominated in USD.

Our liabilities under the 1997 Notes, the 1999 Notes and the 2000 Notes are denominated in USD or EUR, and our license fee obligations are denominated in EUR. Any devaluation of the Polish Zloty against those currencies that we are unable to offset through price adjustments will require us to use a larger portion of our revenues to service our non-zloty-denominated debt. To hedge the risk of exchange rate fluctuations, we have entered into currency swap agreements with respect to a portion of the 1997 Notes and the 1999 Notes, as discussed below. However, shifts in currency exchange rates had an adverse effect on our ability to service our non-zloty-denominated obligations and, therefore, on our financial condition and results of operations.

On July 31, 2000, Netia Telekom and Netia South, two wholly owned subsidiaries of Netia Holdings, entered into a cross-currency swap transaction with JPMorgan Chase Bank. Under the terms of the transaction, the two subsidiaries were to swap interest payments on USD 200.0 million aggregate amount of 10.25% 1997 Dollar Notes for interest payments on PLN 430.0 million aggregate principal amount of 12.74% Notes and PLN 430.9 million aggregate principal amount of 12.775% Notes. The interest payments were to be swapped during the period commencing on May 1, 2001 and terminating on November 1, 2005.

On August 14, 2001, Netia Telekom, Netia South and Netia Holdings III B.V., a wholly owned subsidiary of Netia Holdings, entered into a swap novation agreement with JPMorgan Chase Bank. On the basis of this agreement, Netia Holdings III B.V. became a party to the transaction described above, replacing Netia Telekom and Netia South. Netia Holdings III B.V. subsequently entered into a back-to-back swap transaction with Netia Telekom and Netia South on terms equal to the transaction described above.

On January 18, 2001, Netia Holdings III B.V. entered into a cross-currency swap transaction with JPMorgan Chase Bank. Under the terms of the transaction, Netia Holdings III B.V. swapped the fixed rate interest payments on USD 100.0 million aggregate amount of its 1999 Senior Dollar Notes, for fixed rate interest payments on PLN 413.5 million aggregate principal amount of 16.76% Notes, and swapped the fixed rate interest payments on EUR 100.0 million aggregate amount of its 1999 Senior EUR Notes, for fixed rate interest payments on PLN 389.5 million aggregate principal amount of 17.50% Notes. The interest payments were to be swapped during the period commencing December 15, 2001 and terminating June 15, 2007. Also on January 18, 2001, Netia Holdings III B.V. entered into a back-to-back swap transaction with Netia Telekom and Netia South on terms equal to the transaction described above.

On February 20, 2002, Netia Holdings issued a fully revocable guarantee to JPMorgan Chase Bank, guaranteeing the obligations of its subsidiary, Netia Holdings III B.V., under the swap termination arrangement previously negotiated between the two parties. The guarantee is conditional upon JPMorgan Chase resigning from the guarantee issued previously by Netia Telekom and Netia South. The temporary guarantee may be revoked at any time by the Company.

On March 30, 2001, Netia Telekom entered into a cross-currency swap transaction with Merrill Lynch Capital Services, Inc. Under the terms of the transaction, Netia Telekom swapped the fixed rate interest payments on USD 193.6 million aggregate amount of its 1997 Senior Discount Notes for fixed rate interest payments on PLN 796.0 million aggregate principal amount of 13.81% Notes, and swapped the fixed rate interest payments on DM 207.1 million aggregate amount of its 1997 Senior DM Discount Notes for fixed rate interest payments on PLN 389.1 million aggregate principal amount of 13.81% Notes. The interest payments were to be swapped during the period commencing May 1, 2002 and terminating November 1, 2005. Netia Holdings is the guarantor of the payment obligations of Netia Telekom in connection with these swap transactions.

On December 14, 2001, Netia Telekom cancelled the swap transactions entered into with Merrill Lynch Capital Services, Inc. Conditions of the cancellation included the forfeiture of the deposit account of USD 2.6 million (PLN 10.5 million at the exchange rate in effect on December 17, 2001) to Merrill Lynch Capital Services, Inc. and a payment of USD 3.0 million (PLN 12.0 million at the exchange rate in effect on December 17, 2001) on the day of cancellation plus 12 installments of USD 0.7 million (PLN 2.9 million at the exchange rate in effect on June 30, 2002) payable in arrears starting from either July 1, 2002 or the date on which we obtain new financing. The payment which was due on July 1, 2002 has not been settled.

Since we did not make certain interest payments on our Notes due on December 15, 2001, we also did not make a related payment of PLN 70.6 million due on December 17, 2001 pursuant to the cross-currency swap agreement between Netia Holdings III B.V. and JPMorgan Chase Bank. These payment defaults became an event of default under that agreement on December 21, 2001.

On January 11, 2002, Netia Holdings III B.V. cancelled all swap transactions entered into with JPMorgan Chase Bank. Conditions of cancelling included a payment of USD 7.2 million (PLN 29.3 million at the exchange rate in effect on January 11, 2002 or PLN 29.1 million at the exchange rate in effect on June 30, 2002) representing 15% of the mark-to-market value of the swap on that day. JPMorgan is a party to our restructuring agreement, under which it will be issued some of the new notes and ordinary shares in the proposed restructuring in exchange for the remaining portion of our liabilities under the swap transactions (USD 40.7 million). Back-to-back swaps among Netia Holdings III B.V., Netia Telekom and Netia South were cancelled on terms equal to terms of cancellation agreed with JPMorgan Chase Bank. The effects of the cancellation were fully recognized in the statement of operations for the year ended December 31, 2001.

The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign exchange rates as of December 31, 2001. The table presents the maturities of debt and the related weighted average interest rates by expected maturity date. The information is presented in Polish Zloty, which is our reporting currency.

Interest Rate and Foreign Exchange Risk Management Principal (Notional) Amount by Expected Maturity

							December 31, 2001		December 31, 2000	
	2002	2003	2004	2005	2006	Thereafter	Total	Fair value	Total	Fair Value
Debt, including current portion:										
Fixed rate (USD) ...	1,967,439	-	-	-	-	-	1,967,439	339,384	1,978,924	1,455,870
Interest rate (fixed)	11.22%						11.22%		11.22%	
Fixed rate (DM).....	372,860	-	-	-	-	-	372,860	64,318	374,381	264,265
Interest rate (fixed)	11.00%						11.00%		11.00%	
Fixed rate (EUR) ...	1,056,570	-	-	-	-	-	1,056,570	182,258	1,156,320	999,253
Interest rate (fixed)	13.67%						13.67%		13.67%	
							3,396,869	585,960	3,509,625	2,719,388

In addition to our debt included above, as of June 30, 2002 we have obligations connected with the payments for licenses of PLN 397.7 million (USD 98.4 million at the exchange rate prevailing at June 30, 2002) (recorded at present values in our financial statements as PLN 289.8 million (USD 71.7 million at the exchange rate prevailing at June 30, 2002)) in accordance with the requirements of IAS 38, "Intangible Assets."

PART II
OTHER INFORMATION

Item 1. Legal Proceedings

Arrangement Proceedings

Applicable Polish law requires a company to file for bankruptcy within 14 days from the time it ceases to pay its liabilities or its liabilities exceeded its assets, unless it petitions for arrangement proceedings. To avoid bankruptcy, on February 20, 2002, Netia Holdings and its wholly owned subsidiaries, Netia South and Netia Telekom, petitioned the Court of Warsaw to open arrangement proceedings.

Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the Notes, as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default, which require notice prior to acceleration, such an event of default does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of our Noteholders have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

The arrangement proceedings for Netia Telekom, Netia Holdings and Netia South were opened on April 22, 2002, May 15, 2002 and May 20, 2002, respectively. The Company should be able to continue its day-to-day operations for as long as the arrangement proceedings remain open. On June 24, 2002, a general meeting of creditors of Netia Telekom was held, and on June 28, 2002, a general meeting of creditors of Netia Holdings was held. In the case of Netia Telekom the court approved the arrangement proposals, as voted by the creditors. A minority group of Netia Holdings' claimholders filed a complaint against the court approval in the Netia Telekom's arrangement proceedings. During the general meeting of creditors of Netia Holdings, a total of 95.3% of all its creditors voted in favor of the reduction of the debt of Netia Holdings. Final court hearing regarding the approval of Netia Holdings' arrangement was scheduled for August 8, 2002 and the court's decision in this case is expected to be issued thereafter. The Company expects that the same group of minority claimholders may appeal the decision if the court accepts the arrangement. The general meeting of creditors of Netia South is scheduled for August 13, 2002.

If the court in Warsaw does not approve the arrangement proposals, or if a final order to reduce the Company's debt is not granted, the Company will then have to file for bankruptcy under Polish law within two weeks after such event occurs.

On July 12, 2002, Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V., Dutch wholly owned special purpose finance subsidiaries of the Company, each filed applications with the Court in Amsterdam, the Netherlands, in order to restructure the obligations owed under the high yield Notes issued by Netia Holdings B.V. and Netia Holdings II B.V. and under a cross-currency swap agreement executed by Netia Holdings III B.V. As requested in the applications, the Court in Amsterdam granted on July 12, 2002 provisional payment suspensions on the repayment of obligations of these companies. The composition plans presented by Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V. to the Court in Amsterdam include canceling the obligations under the high yield Notes and the swap agreement in exchange for issuing new notes with a total value of EUR 50 million, to be issued by Netia Holdings B.V. The last day for filing of claims against each of Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V. in the Dutch proceedings was August 1, 2002.

The arrangement proceedings will not lead to the elimination of all of our outstanding debt. Even in the event that the arrangement proceedings are successful, we will have to repay the liabilities that would remain outstanding, including the new notes to be issued upon the completion of the restructuring process and liabilities in respect of creditors that will not obtain any consideration in the form of our ordinary shares or new notes in our restructuring transactions.

The conclusion of arrangements with our creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York, will allow us to regain solvency by abolishing our status of legal insolvency. If we fail to reach an arrangement with our creditors, and if reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, we may have to go into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia Holdings, Netia Telekom or Netia South would make it difficult for our other companies to raise financing they would need to continue operating, and they, too, may be forced to declare bankruptcy.

Minority Shareholders

On August 1, 2002 the Company received a copy of the claim filed by a minority shareholder with the District Court alleging that the distribution of the warrants to be issued by the Company under the pending financial restructuring is harmful to the minority shareholders and violates good customs. The Company's Management believes the claim to be unsubstantiated and expects to file for its dismissal. The Company has also received a decision of the District Court of June 14, 2002 whereby the District Court resolved to forward to the Regional Court for the city of Warsaw for its determination a claim filed by another minority shareholder,. The Company has not received a copy of the claim and thus is not aware of its merits. The Company intends however to file for its dismissal if based on the grounds of the claim received on August 1, 2002 and referred to above.

Millennium

In August and September 2000, we entered into several agreements to acquire all of the outstanding equity of Millennium Communications S.A., a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10.8 million and USD 20.2 million based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, we advanced them a total of PLN 8.5 million and EUR 2.9 million (PLN 11.8 million at the June 30, 2002 exchange rate), of which PLN 8.5 million was subsequently repaid by Millennium in January 2001. In December 2000, we initiated court and arbitration proceedings, and amended them in October 2001 in response to the failure by Millennium to perform the agreement. We are claiming the repayment of the remaining part of the funds we advanced to them in the order of PLN 11.5 million, plus damages of PLN 8.5 million.

On February 28, 2001, Millennium filed a motion against us for certain acts of unfair competition. They requested the court to order us to pay Millennium damages of PLN 50 million. We believe that the Millennium suit was filed as a litigation tactic in connection with our lawsuit against Millennium and Millennium's unfair competition claim does not have any underlying merit. We do not believe that the settlement of this matter will have a material adverse effect on our financial condition.

Sofitec

In January 1998, Sofitec International, a company incorporated in France, commenced proceedings in the Commercial Court of Paris against us and two of our officers claiming payment of approximately USD 4.1 million together with damages of USD 0.4 million. Sofitec's claim relates to work and services allegedly performed under an agreement that was entered into in January 1992 under which we agreed to pay Sofitec a fee in the event that we obtained financing or other benefits from an entity or entities to whom we had been introduced by Sofitec acting according to the Sofitec agreement.

In the proceedings, Sofitec alleges that, as a result of the work and services performed by it under the Sofitec agreement, we obtained financing from the European Bank for Reconstruction and Development, or the EBRD, in 1996. We presented our defense motion in which we denied that Sofitec or any of its agents or employees performed any work or services under the Sofitec agreement which would entitle it to payment of a fee. Specifically we denied that Sofitec either introduced us to the EBRD or that Sofitec performed any work or services in connection with the financing that we obtained from the EBRD in 1996 which would entitle it to payment of any fee under the Sofitec agreement.

The first hearing in the proceedings took place in March 1998. At that hearing Sofitec was ordered to produce the documents and evidence in support of its claim by April 1998, at which time a second hearing took place. We presented our defense motion at a hearing held in September 1998. The proceedings are still pending.

Kevin Daroch

We received a letter, dated January 8, 1999, with a claim for USD 10 million in connection with consulting services provided to us by an outside consultant. We are of the opinion, having obtained legal advice, that this claim is at too early a stage to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise.

Miscellaneous

From time to time, we are involved in various other legal proceedings arising in the ordinary course of business. We are not currently a party to any other litigation or regulatory proceeding that we believe could have a material adverse effect on our business, financial condition or operating results.

Item 2. Changes in Securities and Use of Proceeds

(a) Not applicable

(b) Not applicable

(c) Not applicable

(d) Not applicable

Item 3. Defaults Upon Senior Securities

(a) Default on Our Notes

On December 15, 2001, Netia Holdings II B.V., a wholly owned subsidiary of Netia Holdings S.A., failed to make USD6.6 million and EUR 6.8 million interest payments on its 1999 Dollar Notes and its 1999 EUR Notes, respectively. Under the terms of the indentures governing those Notes, the failure to make those payments became events of default on January 14, 2002. In addition, those events of default triggered events of defaults under the cross-default provisions of the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes and 2000 EUR Notes. Under the terms of the indentures governing each class of Notes, the trustee or the holders of 25% or more in aggregate principal amount of each class of Notes may declare the principal, or premium, if any, and accrued interest on those Notes immediately due and payable, as long as the events of default are continuing. As of the date of this report, we were not aware of the issuance of any written notification of acceleration.

Netia Holdings B.V., a wholly owned subsidiary of Netia Holdings S.A., did not make interest payments of USD10.3 million on the $10^1/_4$% Dollar Notes due 2007, USD10.9 million on $11^1/_4$% Discount Dollar Notes due 2007 or the interest payment of approximately EUR 5.8 million on the 11% Discount DM Notes due 2007, all of which were due on May 1, 2002.

Netia Holdings II B.V., a wholly owned subsidiary of Netia Holdings S.A., did not make interest payments of USD 6.6 million on the $13^1/_8$% Dollar Notes due 2009, EUR 6.8 million on the $13^1/_2$% EUR Notes due 2009 or the interest payment of EUR 13.8 million on the $13^3/_4$% EUR Notes due 2010, all of which were due on June 15, 2002.

Applicable Polish law requires a company to file for bankruptcy within 14 days from the time it ceases to pay its liabilities or its liabilities exceed its assets, unless it petitions for arrangement proceedings. To avoid bankruptcy, on February 20, 2002, Netia Holdings and its wholly owned subsidiaries, Netia South and Netia Telekom, petitioned the Court of Warsaw to open arrangement proceedings. All three arrangement proceedings have been opened. Petitioning for or opening arrangement proceedings may constitute an additional event of default under the indentures governing our Notes, such as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice before acceleration, such an event of default does not require prior notice for payment of principal, or premium, if any, and accrued interest to be immediately due and payable. However, a majority of our Noteholders have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

Under both the Polish and the Dutch law, interest accrues on notes until an arrangement proceeding is open. Therefore, the interest in the books of Netia Holdigns, Netia Telekom and Netia South is accrued till May 15, 2002, April 22, 2002 and May 19, 2002, respectively. Interest in the books of Netia Holdings B.V. and Netia Holdings II B.V. is accrued till July 12, 2002. Moreover, under the Polish law, all liabilities denominated in foreign currencies are converted into Polish Zlotys on the day of the opening of the arrangement proceedings. Therefore , in the third quarter of 2002, we expect to incur very little financial costs connected with our Notes.

Default on Our Cross-Currency Swaps

Since we did not make certain interest payments on our Notes due on December 15, 2001, we also did not make a related payment of PLN 70.6 million due on December 17, 2001 pursuant to the cross-currency swap agreement between Netia Holdings III B.V. and JPMorgan Chase Bank. These payment defaults became an event of default under that agreement on December 21, 2001. On January 11, 2002, Netia Holdings III B.V. cancelled all swap transactions entered into with JPMorgan Chase Bank. Conditions of the cancellation included a payment of USD7.2 million (PLN 29.3 million at the exchange rate in effect on January 11, 2002, or PLN 29.1 million at the exchange rate in effect on June 30, 2002) representing 15% of the mark-to-market value of the swap on that day. JPMorgan is a party to our restructuring agreement, under which it will be issued some of the new notes and ordinary shares in the proposed restructuring in exchange for the remaining portion of our liabilities under the swap transactions (USD40.7 million). Back-to-back swaps among Netia Holdings III B.V., Netia Telekom S.A. and Netia South Sp. z o.o. were cancelled on terms equal to the terms of cancellation agreed with JPMorgan Chase Bank.

On December 17, 2001, Netia Telekom S.A. cancelled its swap transaction entered into with Merrill Lynch International, Inc. The terms of cancellation included payment of twelve monthly installments of USD 710 thousand each, beginning from July 1, 2002. Neither Netia Telekom nor Netia Holdings, being the guarantor of this transaction, settled the installment due on July 1, 2002.

(b) Not applicable

Item 4. Submission of Matters to a Vote of Securities Holders

(a) During the six-month period ended June 30, 2002, we held the following Extraordinary Meetings of our Shareholders:

- On February 5, 2002 we held an Extraordinary General Meeting of our Shareholders, during which no resolutions with respect to the items contemplated by the agenda of the Meeting were adopted.

- On February 19, 2002 we held an Extraordinary General Meeting of our Shareholders, during which the shareholders approved a two-week adjournment of the meeting. No substantive resolutions were voted upon at the meeting. The meeting was continued on March 5, 2002, when a further one-week adjournment was approved. No substantive resolutions were voted upon at the meeting. The meeting was continued on March 12, 2002, when our shareholders approved, among other things, resolutions to increase our share capital by the issuance of a new series of the Company's shares, and to amend Netia's corporate by-laws in connection with the Company's debt restructuring. Additionally, Mr. Przemyslaw Jaronski was elected to Netia's Supervisory Board at the EGM with the support of Netia's shareholders, to represent the ad hoc committee of Noteholders.

- On March 27, 2002 we held an Extraordinary General Meeting of our Shareholders, during which a one-week adjournment was approved. No substantive resolutions were voted upon by the shareholders at the meeting. The meeting was continued on April 4, 2002, when our shareholders approved an amendment to the Company's corporate statute concerning a conditional increase of the Company's share capital and also authorized Netia's Management Board to issue warrants in connection with its debt restructuring. The resolutions adopted at the meeting concern, among other things, a conditional increase of the Company's share capital by up to PLN 83,222,437 (through the issuance of ordinary bearer series "J" and "K" shares) with the aim of facilitating the issuance of warrants to existing shareholders (up to 64,848,652 of series "J" shares), as well as a stock option plan for Netia's key employees (authorized capital up to 18,373,785 of series "K" shares). In accordance with the terms of the Restructuring Agreement, dated March 5, 2002, the Company may not allocate more than 5% of its post-restructuring share capital, before the issuance of warrants, to this stock option plan.

- On June 18, 2002 the Ordinary Shareholders' Meeting of Netia Holdings S.A. re-adopted certain shareholders' resolutions from the previous shareholders' meetings. Those resolutions regard the issuance of series "H" shares, previously adopted by the Extraordinary General Shareholders' Meeting held on March 12, 2002 in connection with the Company's ongoing restructuring. Pursuant to Polish law, a resolution increasing the company's share capital may not be filed with the registry court later than six months after its adoption. Re-adoption of these resolutions therefore extends the time during which the share capital increase can be registered.

(b) On March 12, 2002, Mr. Przemyslaw Jaronski was appointed as a member to our Supervisory Board. Przemyslaw Jaronski represents our Noteholders and has veto power over most of the decisions of the Supervisory Board.

On June 17, 2002, Mr. Lars Rydin, a representative of Telia in the Supervisory Board was replaced by Mr. Hans Tuvehjelm - Business and Investment Development Director in Telia's International Provider Area.

Set forth is a list of the current members of the Supervisory Board:

- Morgan Ekberg (President)
- Charlotta Oberg
- Jan Henrik Ahrnell
- Hans Tuvehjelm
- David Oertle
- Roberto Italia
- Donald Mucha
- Jan Guz
- Andrzej Radziminski
- Przemyslaw Jaronski

Effective June 1, 2002, Mr. Stefan Albertsson, Marketing and Products Director was appointed a member of the Management Board of Netia Holdings S.A.

The current members of the Management Board are:

- Kjell-Ove Blom (Acting President)
- Avraham Hochman
- Ewa Don-Siemion
- Mariusz Piwowarczyk
- Mariusz Chmielewski
- Antoni Dariusz Wojcieszek
- Stefan Albertsson

(c) The following resolutions were adopted at the Extraordinary Meetings of Shareholders:

Since January 1, 2002 the following Shareholders Meetings of the Netia Holdings S.A. were held:

1) The Extraordinary Shareholders Meeting of February 5, 2002, which adopted a resolution on closing of the meeting without adoption of any resolutions provided in the agenda of the meeting with 5,064,718 votes in favor and 5 votes abstaining.

2) The Extraordinary Shareholders Meeting of February 19, 2002 adopted a resolution adjourning the meeting until March 5, 2002 with 17,872,458 votes in favor, 90,000 votes against and 385 votes abstaining. On March 5, 2002 again a resolution on adjournment of the same meeting until March 12, 2002 was adopted with 20,026,897 votes in favor and 2 votes abstaining. On March 12, 2002 the adjourned Extraordinary Shareholders meeting adopted the following resolutions:

   a) Resolution no. 1 on cancellation of the sections 1-7 of resolution no. 2 of the Extraordinary Shareholders Meeting of February 19, 2001 related to the increase of the Company's share capital through the issuance of series H shares and resolution no 3 concerning admission of series H shares to the public trading. Resolution no. 1 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

   b) Resolution no. 2 concerning a decrease of the Company's share capital from PLN 188,515,032 to PLN 31,419,172 by decreasing the par value of all existing shares issued by the Company from PLN 6 to PLN 1, which was conditional upon adoption of a resolution increasing the share capital to at least PLN 188,515,032. Resolution no.2 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

   c) Resolution no. 3 concerning an increase of the Company's share capital by an amount not exceeding PLN 317,682,740 through the issuance of up to 317,682740 series H shares, which may be used only in connection with the restructuring agreement dated March 5, 2002. Resolution no. 3 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

   d) Resolution no. 4 concerning admitting series H shares to public trading. Resolution no. 4 was adopted with 20,026,898 votes in favor and 1 vote abstaining;

   e) Resolution no. 5 concerning amending § 5 of the Company's statute describing the Company's share capital. Resolution no. 5 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

   f) Resolution no. 6 concerning the Company's statute and authorizing the Management Board to increase the Company's share capital within the authorized capital not exceeding PLN 18,373,785 through issuance of series I ordinary bearer shares, which may be used only in connection with the restructuring agreement dated March 5, 2002. Resolution no. 6 was adopted with 20,026,898 shares in favor and 1 share abstaining;

   g) Resolution no. 7 concerning admitting the Company's shares to be issued within the authorized capital to public trading. Resolution no. 7 was adopted with 20,026,897 shares in favor and 2 votes abstaining;

h) Resolution no. 8 concerning cancellation of § 15 section 4(c) of the Company's statute regarding right of BRE Bank S.A. to appoint 1 member of the Supervisory Board. Resolution no. 8 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

i) Resolution no. 9 concerning the election of Przemysław Jaroński as a Supervisory Board member, which was adopted with 20,026,897 votes in favor and 2 votes abstaining; and

j) Resolution no. 10 concerning authorization for the Supervisory Board to adopt the unified version of the Company's statute, which was adopted with 20,025,897 votes in favor and 1,002 votes abstaining.

3) The Extraordinary Shareholders Meeting held on March 27, 2002 adopted a resolution adjourning the meeting until April 4, 2002 with 17,871,433 votes in favor, 81,300 votes against and 2,043,238 votes abstaining and on April 4, 2002 the adjourned Extraordinary Shareholders Meeting adopted the following resolutions:

a) Resolution no. 1 concerning amendments to the Company's statute, the conditional increase of the share capital by an amount not exceeding PLN 83,222,437 consisting of (i) up to 64,848,652 ordinary bearer series J shares, which shall be acquired by the holders of the bonds with the priority to acquire the shares and the holders of the right to acquire the shares (warrant) upon their separation from the bonds, and (ii) up to 18,373,785 ordinary bearer shares series K, which shall be granted to the employees, consultants, and board members of the Company pursuant to the stock option plan to be adopted by the Company's Supervisory Board and admission of such shares into trading. Resolution no. 1 was adopted with 19,996,501 votes in favor and 100 votes against.

b) Resolution no. 2 concerning the authorization of the Management Board to issue up to 50,798,111 bearer bonds with the nominal value of PLN 0.01 with the priority to subscribe for Company's shares, which shall be issued in three series: (i) series I of up to 31,419,172 bonds with right to subscribe 1 series J share within 2 years from issuance of the bonds and 1 series J share within 3 years from issuance of the bonds, (ii) series II of up to 1,005,154 bonds with right to subscribe 1 series J share within 2 years from issuance of the bonds and 1 series J share within 3 years from issuance of the bonds and (iii) series III of up to 18,373,785 bonds with right to subscribe for 1 series K share; and authorization to admit such bonds to public trading. Resolution no. 2 was adopted with 19,914,401 votes in favor and 82,200 against.

c) Resolution no. 3 concerning the share capital increase for the purposes of a performance stock option plan, which was adopted with 19,996,501 votes in favor and 100 votes against.

4) The Ordinary Shareholders Meeting held on June 18, 2002 adopted the following resolutions:

a) Resolution no. 1 concerning the approval of the Management Board's report for the financial year 2001, the stand–alone financial statements of Netia Holdings S.A. for the financial year 2001 representing total assets and liabilities of PLN 3,334,295,000 and the profit and loss account representing a stand-alone loss of PLN 1,007,754,000, and the consolidated financial statements of Netia Holdings S.A. for the financial year 2001 representing total assets and liabilities of PLN 3,973,908,000 and the profit and loss account representing a consolidated loss of PLN 1,275,637,000. Resolution no. 1 was adopted with 20,037,501 votes in favor and 100 votes against.

b) Resolution no. 2 concerning the coverage of the stand-alone loss of Netia Holdings S.A. for the financial year 2001 of PLN 1,007,754,000 and consolidated loss of Netia Holdings S.A. for the financial year 2001 of PLN 1,275,637,000. Ordinary Shareholders' Meeting decided to cover the losses by profits from future years. Resolution no. 2 was adopted with 20,037,501 votes in favor and 100 votes abstaining.

c) Resolution no. 3 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Jan Henrik Ahrnell during the financial year 2001, which was adopted with 19,937,401 votes in favor, 100,100 votes against and 100 votes abstaining.

d) Resolution no. 4 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Morgan Ekberg during the financial year 2001, which was adopted with 19,937,401 votes in favor, 100,100 votes against and 100 votes abstaining.

e) Resolution no. 5 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Hans Golteus during the financial year 2001, which was adopted with 19,937,401 votes in favor, 100,100 votes against and 100 votes abstaining.

f) Resolution no. 6 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Jan Guz during the financial year 2001, which was adopted with 19,915,401 votes in favor, 100,100 votes against and 22,100 votes abstaining.

g) Resolution no. 7 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Martin Henricson during the financial year 2001, which was adopted with 19,914,401 votes in favor, 123,100 votes against and 100 votes abstaining.

h) Resolution no. 8 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Roberto Italia during the financial year 2001, which was adopted with 19,869,013 votes in favor, 123,100 votes against and 45,488 votes abstaining.

i) Resolution no. 9 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Jan Johansson during the financial year 2001, which was adopted with 19,915,401 votes in favor, 100,000 votes against and 22,200 votes abstaining.

j) Resolution no. 10 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Donald Mucha during the financial year 2001, which was adopted with 19,869,283 votes in favor, 100 votes against and 122,100 votes abstaining.

k) Resolution no. 11 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by David Oertle during the financial year 2001, which was adopted with 19,914,401 votes in favor, 123,000 votes against and 200 votes abstaining.

l) Resolution no. 12 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Charlotta Öberg during the financial year 2001, which was adopted with 19,914,401 votes in favor, 101,100 votes against and 22,100 votes abstaining.

m) Resolution no. 13 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Kaj-Juul Pedersen during the financial year 2001, which was adopted with 19,914,401 votes in favor, 101,000 votes against and 22,200 votes abstaining.

n) Resolution no. 14 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Andrzej Radzimiński during the financial year 2001, which was adopted with 20,036,401 votes in favor and 200 votes abstaining.

o) Resolution no. 15 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Lars Rydin during the financial year 2001, which was adopted with 19,868,283 votes in favor, 147,218 votes against and 22,100 votes abstaining.

p) Resolution no. 16 concerning the acknowledgment of the fulfillment of the Supervisory Board member's duties performed by Andrzej Wójcik during the financial year 2001, which was adopted with 19,915,401 votes in favor, 122,100 votes against and 100 votes abstaining.

q) Resolution no. 17 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Kjell-Ove Blom during the financial year 2001, which was adopted with 20,037,501 votes in favor and 100 votes abstaining.

r) Resolution no. 18 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Mariusz Chmielewski during the financial year 2001, which was adopted with 20,037,401 votes in favor and 200 votes abstaining.

s) Resolution no. 19 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Ewa Don-Siemion during the financial year 2001, which was adopted with 19,915,401 votes in favor, 100,100 votes against and 22,100 votes abstaining.

t) Resolution no. 20 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Zbigniew Elszt during the financial year 2001, which was adopted with 19,868,283 votes in favor, 101,100 votes against and 68,218 votes abstaining.

u) Resolution no. 21 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Mattias Gadd during the financial year 2001, which was adopted with 19,868,283 votes in favor, 169,218 votes against and 100 votes abstaining.

v) Resolution no. 22 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Avraham Hochman during the financial year 2001, which was adopted with 20,037,501 votes in favor and 100 votes abstaining.

w) Resolution no. 23 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Mariusz Piwowarczyk during the financial year 2001, which was adopted with 19,914,401 votes in favor, 23,100 votes against and 100,100 votes abstaining.

x) Resolution no. 24 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Dariusz Wojcieszek during the financial year 2001, which was adopted with 19,868,283 votes in favor, 101,000 votes against and 68,318 votes abstaining.

y) Resolution no. 25 concerning the acknowledgment of the fulfillment of the Management Board member's duties performed by Waldemar Ziomek during the financial year 2001, which was adopted with 19,868,283 votes in favor, 101,100 votes against and 68,218 votes abstaining.

z) Resolution no. 26 concerning re-adoption of the following resolutions adopted by the Extraordinary General Shareholders' Meeting of Netia Holdings S.A. on March 12, 2002: (i) Resolution No. 2 decreasing the Company's share capital by PLN 157,095,860 through decreasing the nominal value of the Company's shares from PLN 6 to PLN 1 per one share; (ii) Resolution No. 3 increasing the Company's share capital through the issuance of the series "H" shares with the exclusion of the Company's pre-emptive rights; (iii) Resolution No. 4 admitting series "H" shares to public trading; and, (iv) Resolution No. 5 amending § 5 of the Company's Statute. Resolution no. 26 was adopted with 20,037,501 votes in favor and 100 votes abstaining.

aa) Resolution no. 27 concerning appointment of PricewaterhouseCoopers Sp. z o.o., with its seat in Warsaw, as the auditor of Netia Holdings S.A. with respect to examining the stand-alone financial statements and the consolidated financial statements of Netia Holdings S.A. for the financial year ending December 31, 2002. Resolution no. 27 was adopted with 20,015,501 votes in favor and 22,100 votes abstaining.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance